Exhibit 1

FINANCIAL REPORTING RESPONSIBILITIES
Financial Reporting Responsibilities
Management is responsible for preparing the consolidated financial statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with Canadian generally accepted accounting principles. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information that was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.
The Board of Directors (Board) oversees management’s responsibilities for financial reporting. An Audit and Conduct Review Committee of non-management directors is appointed by the Board to review the consolidated financial statements and report to the Board prior to their approval of the consolidated financial statements for issuance to shareholders. Other key responsibilities of the Audit and Conduct Review Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.
Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.
The Audit and Conduct Review Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit and Conduct Review Committee, with and without the presence of management.
The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.
The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 10 on page 33. The report of the Appointed Actuary appears on page 68.
The Company’s external auditors, Deloitte & Touche LLP, Independent Registered Chartered Accountants, conduct an independent audit of the consolidated financial statements and meet separately with both management and the Audit and Conduct Review Committee to discuss the results of their audit. The auditors’ report to the Board and shareholders appears on page 69.

Donald A. Stewart
Chief Executive Officer

Paul W. Derksen
Executive Vice-President and Chief Financial Officer
Toronto, February 8, 2007

1 Sun Life Financial Inc.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Report on Internal Control over Financial Reporting
Management of Sun Life Financial Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer (CEO) and the Executive Vice President and Chief Financial Officer (CFO) and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as defined in Rule 13a-15 under the United States Securities and Exchange Act of 1934, as of December 31, 2006 based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2006.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2006. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on management’s assessment of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.

Donald A. Stewart
Chief Executive Officer

Paul W. Derksen
Executive Vice-President and Chief Financial Officer
Toronto, February 8, 2007

www.sunlife.com Annual Report 2006

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Operations

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars, except for per share amounts)
		2006	2005	2004

REVENUE
Premium income:
Annuities		$5,380	$4,556	$4,588
Life insurance		6,168	5,683	5,948
Health insurance		3,061	2,701	2,367

		14,609	12,940	12,903
Net investment income (Note 6)		6,664	6,079	5,924
Fee income		3,014	2,899	2,903

		24,287	21,918	21,730

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		5,707	5,922	5,726
Annuity payments		1,388	1,473	1,495
Death and disability benefits		2,438	2,397	2,458
Health benefits		2,253	1,885	1,737
Policyholder dividends and interest on claims and deposits		1,109	1,125	1,116

		12,895	12,802	12,532
Net transfers to segregated funds		835	704	582
Increase in actuarial liabilities (Note 10)		2,525	872	1,425
Commissions		1,916	1,726	1,916
Operating expenses (Note 16)		3,028	2,921	2,831
Premium taxes		205	190	182
Interest expense (Notes 11, 12 and 13)		323	273	278

		21,727	19,488	19,746

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS		2,560	2,430	1,984
Income taxes expense (Note 19)		389	531	263
Non-controlling interests in net income of subsidiaries (Note 14)		27	23	28

TOTAL NET INCOME		2,144	1,876	1,693
Less: Participating policyholders’ net income		7	9	13

SHAREHOLDERS’ NET INCOME		2,137	1,867	1,680
Less: Preferred shareholder dividends		48	24	—

COMMON SHAREHOLDERS’ NET INCOME		$2,089	$1,843	$1,680

Average exchange rates:
	U.S. dollars	1.13	1.21	1.30
	U.K. pounds	2.09	2.21	2.38

Earnings per share (Note 17)
Basic		$3.62	$3.14	$2.81
Diluted		$3.58	$3.12	$2.79
Weighted average shares outstanding in millions (Note 17)
Basic		577	587	599
Diluted		580	590	602
The attached notes form part of these consolidated financial statements.

3 Sun Life Financial Inc.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets

AS AT DECEMBER 31 (in millions of Canadian dollars)
		2006	2005

ASSETS
Bonds (Note 6)		$69,230	$66,154
Mortgages (Note 6)		15,993	14,561
Stocks (Note 6)		4,899	3,856
Real estate (Note 6)		3,825	3,241
Cash, cash equivalents and short-term securities		6,239	5,091
Policy loans and other invested assets		6,013	5,689

Invested assets		106,199	98,592
Goodwill (Note 8)		5,981	5,963
Intangible assets (Note 8)		777	801
Other assets (Note 9)		4,874	5,510

Total general fund assets		$117,831	$110,866

Segregated funds net assets		$70,789	$60,984

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities (Note 10)		$81,036	$77,489
Amounts on deposit		3,599	3,382
Deferred net realized gains (Note 6)		4,152	3,859
Senior debentures (Note 11)		3,491	2,492
Other liabilities (Note 12)		6,834	6,592

Total general fund liabilities		99,112	93,814
Subordinated debt (Note 13)		1,456	1,456
Non-controlling interests in subsidiaries (Note 14)		79	50
Total equity		17,184	15,546

Total general fund liabilities and equity		$117,831	$110,866

Segregated funds contract liabilities		$70,789	$60,984

December 31 exchange rates:
	U.S. dollars	1.17	1.17
	U.K. pounds	2.28	2.00
The attached notes form part of these consolidated financial statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer

Krystyna T. Hoeg
Director

www.sunlife.com Annual Report 2006

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Equity

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)
	PARTICIPATING
	POLICYHOLDERS	SHAREHOLDERS	2006	2005	2004

PREFERRED SHARES
Balance, beginning of year	$—	$712	$712	$—	$—
Preferred shares issued (Note 15)	—	550	550	725	—
Issuance costs, net of taxes (Note 15)	—	(12)	(12)	(13)	—

Balance, end of year	—	1,250	1,250	712	—

COMMON SHARES
Balance, beginning of year	—	7,173	7,173	7,238	7,289
Stock options exercised (Note 18)	—	73	73	99	75
Common shares purchased for cancellation (Note 15)	—	(164)	(164)	(164)	(126)

Balance, end of year	—	7,082	7,082	7,173	7,238

CONTRIBUTED SURPLUS
Balance, beginning of year	—	66	66	70	76
Stock-based compensation (Note 18)	—	18	18	17	11
Stock options exercised (Notes 15 and 18)	—	(12)	(12)	(21)	(17)

Balance, end of year	—	72	72	66	70

RETAINED EARNINGS
Balance, beginning of year	94	9,001	9,095	8,204	7,288
Net income	7	2,137	2,144	1,876	1,693
Dividends on common shares	—	(663)	(663)	(581)	(515)
Dividends on preferred shares	—	(48)	(48)	(24)	—
Common shares purchased for cancellation (Note 15)	—	(411)	(411)	(380)	(262)

Balance, end of year	101	10,016	10,117	9,095	8,204

CURRENCY TRANSLATION ACCOUNT
Balance, beginning of year	(9)	(1,491)	(1,500)	(1,097)	(673)
Net adjustment for foreign exchange gain (Note 22)	—	(4)	(4)	(22)	—
Changes for the year	—	167	167	(381)	(424)

Balance, end of year	(9)	(1,328)	(1,337)	(1,500)	(1,097)

Total equity	$92	$17,092	$17,184	$15,546	$14,415

The attached notes form part of these consolidated financial statements.

Sun Life Financial Inc.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)
	2006	2005	2004

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Total net income	$2,144	$1,876	$1,693
Items not affecting cash:
Increase in actuarial and other policy-related liabilities	2,538	802	1,205
Amortization of:
Net deferred realized and unrealized gains on investments	(751)	(632)	(498)
Deferred acquisition costs and intangible assets	130	160	201
Loss on sale of equity investment (Note 3)	—	43	—
(Gain) loss on foreign exchange (Note 22)	(4)	(74)	—
Future income taxes	(335)	77	232
Provisions for losses (recoveries) on investments	(10)	(47)	21
Stock-based compensation (Note 18)	80	68	41
Other changes in other assets and liabilities	698	559	114
New mutual fund business acquisition costs capitalized	(66)	(92)	(84)
Redemption fees of mutual funds	45	37	65

Net cash provided by operating activities	4,469	2,777	2,990

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Debentures and borrowed funds	1,028	516	10
Issuance of preferred shares (Note 15)	550	725	—
Payments to underwriters (Note 15)	(18)	(20)	—
Redemption of subordinated debt (Note 13)	—	—	(267)
Issuance of common shares on exercise of stock options (Note 15)	61	78	58
Common shares purchased for cancellation (Note 15)	(575)	(544)	(388)
Dividends paid on common shares	(633)	(450)	(515)
Dividends paid on preferred shares	(57)	(15)	—

Net cash provided by (used in) financing activities	356	290	(1,102)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Sales, maturities and repayments of:
Bonds	29,644	27,508	35,972
Mortgages	2,590	1,912	2,529
Stocks	1,572	1,891	1,422
Real estate	204	243	233
Purchases of:
Bonds	(31,104)	(30,135)	(36,087)
Mortgages	(3,938)	(2,774)	(3,111)
Stocks	(2,203)	(1,736)	(1,374)
Real estate	(523)	(294)	(274)
Policy loans	(87)	(77)	(33)
Short-term securities	1,120	(58)	(454)
Other investments	78	52	(48)
Acquisition, net of cash acquired (Note 3)	—	(486)	—
Disposal, net of cash disposed of (Note 3)	—	130	—
Redemption of preferred shares of subsidiary (Note 14)	—	(150)	—

Net cash used in investing activities	(2,647)	(3,974)	(1,225)

Changes due to fluctuations in exchange rates	18	(101)	(90)

Increase (decrease) in cash and cash equivalents	2,196	(1,008)	573
Cash and cash equivalents, beginning of year	2,740	3,748	3,175

Cash and cash equivalents, end of year	4,936	2,740	3,748
Short-term securities, end of year	1,303	2,351	2,210

Cash, cash equivalents and short-term securities, end of year	$6,239	$5,091	$5,958

Supplementary Information
Cash and cash equivalents:
Cash	$642	$506	$384
Cash equivalents	4,294	2,234	3,364

	$4,936	$2,740	$3,748

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$303	$268	$280

Income taxes, net of refunds	$567	$304	$265

The attached notes form part of these consolidated financial statements.

www.sunlife.com Annual Report 2006

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Changes in Segregated Funds Net Assets

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)
	2006	2005	2004

ADDITIONS TO SEGREGATED FUNDS
Deposits:
Annuities	$7,444	$6,788	$5,928
Life insurance	1,309	417	1,217

	8,753	7,205	7,145
Net transfers from general funds	835	704	582
Net realized and unrealized gains	5,386	3,971	3,804
Other investment income	2,637	1,826	1,500

	17,611	13,706	13,031

DEDUCTIONS FROM SEGREGATED FUNDS
Payments to policyholders and their beneficiaries	7,910	7,219	8,050
Management fees	747	664	622
Taxes and other expenses	137	163	120
Effect of changes in currency exchange rates	(988)	1,772	1,761

	7,806	9,818	10,553

Net additions to segregated funds for the year	9,805	3,888	2,478
Acquisition (Note 3)	—	532	—
Segregated funds net assets, beginning of year	60,984	56,564	54,086

Segregated funds net assets, end of year	$70,789	$60,984	$56,564

Consolidated Statements of Segregated Funds Net Assets

AS AT DECEMBER 31 (in millions of Canadian dollars)
	2006	2005

ASSETS
Segregated and mutual fund units	$56,528	$48,358
Stocks	8,317	7,262
Bonds	5,823	5,208
Cash, cash equivalents and short-term securities	584	945
Real estate	215	168
Mortgages	42	49
Other assets	721	1,289

	72,230	63,279

LIABILITIES	1,441	2,295

Net assets attributable to segregated funds policyholders	$70,789	$60,984

The attached notes form part of these consolidated financial statements.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Consolidated Financial Statements
(Amounts in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Accounting Policies
DESCRIPTION OF BUSINESS
Sun Life Financial Inc. is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to a newly incorporated subsidiary of Sun Life Financial Inc., Sun Life Financial Corp. Both Sun Life Financial Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (OSFI). Sun Life Financial Inc. and its subsidiaries are collectively referred to as “Sun Life Financial” or “the Company”. The Company is an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. The Company also operates mutual fund and investment management businesses, primarily in Canada, the United States and Asia.
BASIS OF PRESENTATION
The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect:
•	the reported amounts of assets and liabilities at the date of the financial statements
•	the disclosure of contingent assets and liabilities at the date of the financial statements
•	the reported amounts of revenues, policy benefits and expenses during the reporting period.
Actual results could differ from those estimates.
A reconciliation of the impact on assets, liabilities, equity, comprehensive income and net income arising from differences between Canadian and U.S. GAAP is provided in Note 24.
The significant accounting policies used in the preparation of these consolidated financial statements are summarized below.
BASIS OF CONSOLIDATION
The consolidated financial statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and variable interest entities in which the Company is the primary beneficiary after significant intercompany balances and transactions have been eliminated. The purchase method is used to account for subsidiaries with the difference between the acquisition cost of a subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. The equity method is used to account for other entities over which the Company is able to exercise significant influence. Investments in these other entities are reported in other invested assets in the consolidated balance sheets with the Company’s share of earnings reported in net investment income in the consolidated statements of operations. The proportionate consolidation method is used to account for non-variable interest entity investments in which the Company exercises joint control, resulting in the consolidation of the Company’s proportionate share of assets, liabilities, income and expenses in the consolidated financial statements.
BONDS AND MORTGAGES
Bonds and mortgages are carried at amortized cost, net of allowances for losses.
A bond or mortgage is classified as impaired where payment is 90 days past due, foreclosure or power of sale procedures have started, or other circumstances warrant. Regular reviews are performed on portfolios during which management considers various factors to identify invested assets of potential concern. Consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers and current market valuations. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. Interest is no longer accrued and previous interest accruals are reversed. Allowances for losses, and write-offs of specific investments net

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
of recoveries, are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest. The Company’s actuarial liabilities include additional provisions for possible future asset losses.
Realized gains and losses on the sales of bonds and mortgages are deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.
STOCKS
Stocks are originally recorded at cost and the carrying value is adjusted towards fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales of stocks are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the aggregate value of the stock portfolio.
REAL ESTATE
Real estate includes real estate held for investment and real estate held for sale.
Real estate held for investment: Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.
Market value is determined for each property by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties. The Company monitors the values of these properties to determine that, in aggregate, the carrying values used are not in excess of market values and records a write-down for any other than temporary decline in the value of the portfolio.
Real estate held for sale: Properties held for sale are usually acquired through foreclosure. They are measured at fair value less the cost to sell. When the amount at which the foreclosed assets are initially measured is different from the carrying amount of the loan, a gain or loss is recorded at the time of foreclosure.
DERIVATIVE FINANCIAL INSTRUMENTS
The Company’s derivative instruments, which include swaps, options, futures and forward contracts, are used to manage risks or to replicate the exposures associated with interest rate, currency and equity market fluctuations. The Company’s monitoring policies are described in Note 7. The accounting policies for the derivative instruments used by the Company are described below.
Most of the Company’s derivatives are used as part of a portfolio of assets to match actuarial liabilities as to duration and amounts. The most significant of these are interest rate swaps and options. The accounting for these instruments is at amortized cost, consistent with other fixed term portfolio investments. The net receivable or payable on the interest rate swaps is accrued to other assets or other liabilities with the net spread of the swaps recorded to net investment income. Realized gains or losses associated with these derivatives are deferred and amortized to net investment income. Premiums paid for interest rate options are deferred in other invested assets and amortized to net investment income over the term of the options.
Many of the foreign currency swaps and forwards are used in combination with other investments to generate a specific investment return. These are accounted for at amortized cost. The net payable or receivable on currency swaps is included in other assets or other liabilities with the net spread of the swaps recorded to net investment income. Any realized gains and losses resulting from the termination of these derivative instruments are deferred and amortized into income on a basis consistent with the foreign currency investments with which the swaps and forwards are combined.
Certain of the equity futures, options and swaps are held for investment purposes. The accounting policy for these investments is the same as that for stocks.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
Several derivative instruments are used for risk management purposes and are either accounted for using hedge accounting or are reported at their fair values on the balance sheet with changes in fair value reported in income. The derivatives that are accounted for using hedge accounting are documented at inception and effectiveness is assessed on a quarterly basis. The Company uses currency swaps and forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities and investments in subsidiaries. The accounting for these contracts is consistent with the underlying investment. Changes in exchange gains or losses on these currency swaps and forwards are included in other assets or other liabilities and the currency translation account in equity, offsetting the respective exchange gains or losses arising from the conversion of the underlying investment. If the hedging relationship is terminated, amounts deferred in the currency translation account in equity continue to be deferred until there is a reduction in the Company’s net investment in the hedged foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation. Equity forwards and swaps are used to hedge the variability in the cash flows associated with certain stock-based compensation plans described in Note 18. Certain equity forwards are accounted for using hedge accounting. A portion of the fair value of these forwards is recorded in other assets or other liabilities with the change in fair value reported in operating expenses, consistent with the accounting for the stock-based compensation liabilities. The remaining forwards and swaps are recorded in other invested assets or other liabilities at their fair values with changes in their fair values reported in net investment income. Certain cross currency interest rate swaps are designated as hedges of the foreign currency exposure associated with foreign currency bonds. The accounting for these swaps is consistent with the accounting for the foreign currency bonds. Changes in fair value of the swaps due to fluctuations in exchange rates is recorded to net investment income, consistent with the accounting for the exchange gains and losses recorded on the bonds. Equity index futures, swaps, options and forwards are used to reduce exposure to the effect of stock market fluctuations in the actuarial liabilities associated with certain products. These derivative instruments are recorded in other invested assets or other liabilities at their fair values with changes in fair value reported in net investment income.
POLICY LOANS
Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.
CASH, CASH EQUIVALENTS AND SHORT-TERM SECURITIES
Cash equivalents and short-term securities are highly liquid investments and are carried at amortized cost. Cash equivalents have a term to maturity of less than three months while short-term securities have a term to maturity exceeding three months but less than one year.
DEFERRED ACQUISITION COSTS
Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from four to six years. Deferred acquisition costs arising on segregated funds are calculated and included in actuarial liabilities. Actuarial liabilities implicitly include acquisition costs on insurance and annuity product sales.
GOODWILL
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets and is not amortized. Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate business segments, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.
INTANGIBLE ASSETS
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. Indefinite-life intangibles are not amortized and are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.
CAPITAL ASSETS
Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from two to 10 years.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
LOANS SECURITIZATION
The Company securitizes assets, such as mortgages or bonds, by selling them to trusts that issue securities to investors. These transactions are accounted for as sales when control over the assets has been surrendered and consideration other than beneficial interests in these transferred assets have been received in exchange. Gains or losses on these securitization transactions are included in deferred net realized gains, and are amortized into net investment income as described above under Bonds and Mortgages. In determining the gain or loss on sale of the assets, the carrying value of the assets sold is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values are determined using either quoted market prices or discounted cash flow models. Interests in the securitized assets, such as subordinated investments in the issued securities or servicing rights, may be retained. These subordinated investments and servicing rights are classified as bonds and other assets, respectively. On a quarterly basis, the Company compares the carrying value of retained interests arising from securitizations to their fair values, determined based on discounted cash flows. If the carrying values of retained interests exceed their fair values, these assets are considered impaired and an impairment charge is recognized.
SEGREGATED FUNDS
Segregated funds are lines of business in which the Company issues a contract where the benefit amount is directly linked to the market value of the investments held in the particular segregated fund. Although the underlying assets are registered in the name of the Company and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain individual contracts have guarantees from the Company. The Company derives fee income from segregated funds, which is included in fee income on the consolidated statements of operations. Fee income includes fund management fees as well as mortality, policy administration and surrender charges on segregated funds. Changes in the Company’s interest in the segregated funds, including undistributed net investment income, are reflected in net investment income. Policyholder transfers between general funds and segregated funds are included in net transfers to segregated funds on the consolidated statements of operations.
Separate consolidated financial statements are provided for the segregated funds. Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in the consolidated statements of operations. Segregated fund assets may not be applied against liabilities that arise from any other business of the Company.
ACTUARIAL LIABILITIES
Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are computed using generally accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries and the requirements of OSFI.
INCOME TAXES
The Company uses the liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (benefit) represents the expected payable (receivable) resulting from the current year’s operations. Future income tax expense (benefit) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes. Future income tax assets are recognized to the extent that they are more likely than not to be realized. Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at the consolidated balance sheet dates.
In determining the impact of taxes, the Company is required to comply with the standards of both the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants (CICA). Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian asset liability method. The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future income tax assets and/or liabilities arising from temporary differences that have already occurred are computed without discounting. The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
PREMIUM INCOME AND RELATED EXPENSES
Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.
FOREIGN CURRENCY TRANSLATION
The Company’s exchange gains and losses arising from the conversion of its self-sustaining foreign operations are included in the currency translation account of the consolidated statements of equity. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as a separate item in the consolidated statements of equity.
A proportionate amount of the exchange gain or loss accumulated in the separate component of shareholders’ equity is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.
PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
The Company sponsors non-contributory defined benefit pension plans for eligible qualifying employees. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, the Company maintains supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans.
The Company has also established defined contribution pension plans for eligible qualifying employees. Company contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, Company contributions are a set percentage of employees’ annual income and matched against employee contributions.
In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. A significant portion of the Company’s employees may become eligible for these benefits upon retirement. These post-retirement benefits are not pre-funded.
Defined benefit pension costs related to current services are charged to income as services are rendered. Based on management’s best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method pro-rated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees’ years of service to the date of eligibility. For the purpose of calculating the expected returns on pension plan assets for most of the Canadian pension plans, a market-related asset value is used which recognizes asset gains and losses in a systematic and rational manner over a period of five years. For all other pension plans the actual market value of plan assets is used to calculate the expected return on assets. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the average remaining service period of active employees expected to receive benefits under the plans. Only future variations in actuarial estimates in excess of the greater of 10% of the plan assets or the benefit obligation at the beginning of the year are amortized.
STOCK-BASED COMPENSATION
Stock options granted to employees are accounted for using the fair value method. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expense with an offset to contributed surplus. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and contributed surplus is reversed. When options are exercised, new shares are issued, contributed surplus is reversed and the shares issued are credited to share capital in the consolidated statements of equity.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Accounting Policies (Cont’d)
Other stock-based compensation plans are accounted for as liability awards. The liabilities for these plans are calculated based on the number of award units outstanding at the end of the reporting period. Each unit is equivalent in value to the fair market value of a common share of Sun Life Financial Inc. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.
2. Changes in Accounting Policies
ADOPTED IN 2006
Implicit variable interests:
On January 1, 2006, the Company adopted the recommendations of the Emerging Issues Committee (EIC) EIC 157, Implicit Variable Interests under AcG-15 (EIC-157) issued by the EIC of the CICA. Under Accounting Guideline 15, Variable Interest Entities (AcG-15), an entity holding an interest in a variable interest entity (VIE) has to consolidate that entity if the interest it holds exposes the enterprise to the majority of the entity’s risks or rewards. EIC 157 clarifies that such interests do not have to be explicit and may be inferred from particular facts and circumstances. Such implicit variable interest must be evaluated in accordance with AcG-15 to determine if consolidation is appropriate. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. This change in accounting policy did not have a material impact on these consolidated financial statements.
Stock-based compensation:
In July 2006, the EIC of the CICA issued EIC162, Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date. EIC162 requires that compensation cost for a stock option award attributable to an employee who is eligible to retire at the grant date be fully recognized on the grant date; and compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire. This EIC is effective for financial statements issued for periods ending on or after December 31, 2006 and requires retroactive application to all stock-based compensation awards accounted for in accordance with CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This change in accounting policy, including the retroactive impact, did not have a material impact on these consolidated financial statements.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
Financial instruments, hedges and comprehensive income:
Summary of new standards
On January 1, 2007, the Company will adopt CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook sections and accounting guidelines resulting from the issuance of these sections. Under the new standards, all financial assets will be classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale and all financial liabilities, other than actuarial liabilities, will be classified as held-for-trading or other financial liabilities. Financial instruments classified as held-for-trading will be measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and other financial liabilities will be measured at amortized cost using the effective interest rate method. Available-for-sale financial assets will be measured at fair value with changes in unrealized gains and losses recognized in other comprehensive income (OCI).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Changes in Accounting Policies (Cont’d)
All derivative financial instruments will be reported on the balance sheet at fair value with changes in fair value recognized in net income unless the derivative is part of a hedging relationship that qualifies as a cash flow hedge or hedge of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the derivative hedging instrument is recorded at fair value with the related gain or loss is recorded in net income. The carrying value of the hedged item is adjusted for the gain or loss on the hedged item attributable to the hedged risk and is recorded in net income. As a result, the change in the carrying value of the hedged item, to the extent that the hedging relationship is effective, will offset the changes in the fair value of the derivative. In a cash flow hedging relationship, the hedge effective portion of the change in the fair value of the hedging derivative is recognized in OCI and the ineffective portion is recognized in net income. The amounts recognized in accumulated OCI will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In a hedge of a net investment in a foreign operation, the hedge effective portion of the gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net income.
The Company will also be required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are required to be bifurcated from the host contract if the host contract is not already measured at fair value with changes in fair value recorded to income, if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. Embedded derivatives will be recorded at fair value, with changes in fair value of these embedded derivatives recorded to net income.
The Company will also be required to present a new statement of Comprehensive Income and its components, as well as the components of accumulated OCI, in its consolidated financial statements. Comprehensive income includes both net income and OCI. Major components of OCI include changes in unrealized gains and losses of financial assets classified as available-for-sale, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the changes in fair value of effective cash flow hedges, and hedges of net investments in foreign operations.
CICA Handbook Section 4211, Life Insurance Enterprises — Specific Items, replaces CICA Handbook Section 4210 in 2007. The accounting requirements for life insurance portfolio investments in Handbook Section 4211 will only be applied to investments in real estate, and are significantly unchanged from Section 4210. Other financial assets previously included as portfolio investments will be required to follow the accounting requirements in the new Handbook sections 3855, 3865 and 1530. As a result, realized gains and losses on financial instruments no longer covered by Section 4211, will no longer be deferred and amortized into income but will be recognized in net income as fair value changes (for assets designated as held-for-trading), or on the date of sale. This will include gains and losses on the sales of bonds, stocks, mortgages and derivatives. Investments held in segregated funds will follow the accounting requirements in Section 4211, which are unchanged from Section 4210.
Recognition, derecognition and measurement policies followed in prior years’ financial statements are not reversed and therefore, prior period financial statements will not be restated.
Expected impact on 2007 consolidated financial statements
Deferred realized gains and losses on sales of financial assets previously accounted for as life insurance portfolio investments, including gains and losses arising from sales of bonds, stocks, mortgages and derivatives, will be recorded to retained earnings on January 1, 2007. Realized gains and losses on the sales of these assets will be reported in investment income in 2007.
Corporate loans with a carrying value of $4,931 that were previously included with bonds on the consolidated balance sheet were classified as loans and will be reported with mortgages on January 1, 2007, because they do not meet the definition of a debt security. These loans, as well as mortgage loans, will continue to be accounted for at amortized cost using the effective interest rate method in 2007. Investments in mortgages and corporate loans support both actuarial liabilities and non-life insurance business.
The Company chose a transition date of January 1, 2003 for embedded derivatives and therefore, will only be required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date.
Accumulated OCI and comprehensive income will be included in the March 31, 2007 interim consolidated financial statements. The Company will also reclassify the December 31, 2006 currency translation account balance of $(1,337) currently included as a separate component of equity to accumulated OCI in the interim consolidated statement of equity for March 31, 2007.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Changes in Accounting Policies (Cont’d)
The Canadian government has recently announced its intention to align the current Canadian tax rules with the new standards. At the time of finalizing these consolidated financial statements, detailed legislative guidance on implementation of the proposed changes has not been released. Accordingly the impact of these proposed tax changes is not yet determinable.
Investments supporting actuarial liabilities
On January 1, 2007, the Company designated bonds, stocks, and other invested assets supporting actuarial liabilities with a carrying value of $58,565 and fair value of $62,017 as held-for-trading. On January 1, 2007, derivatives supporting actuarial liabilities that are not classified as hedges for accounting purposes, with a fair value of $843 will be recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, will be recorded to opening retained earnings on January 1, 2007. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and certain non-hedging derivatives. Because the value of the actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities will offset a significant portion of the future changes in fair value of those assets recorded to income and the amount recorded to retained earnings on transition. The Company also designated bonds and stocks with a carrying value of $209 and a fair value of $207 as available-for-sale. These assets are supporting claims stabilization funds and were designated as such in order to match the measurement of these liabilities. The Company also designated other invested assets with a carrying value of $178 as available-for-sale. These assets are investments in limited partnerships and will be recorded at cost.
On January 1, 2007, deferred net realized gains of $3,317 relating to assets supporting actuarial liabilities, excluding real estate, net of the related tax expense, will be recorded to retained earnings. Since deferred net realized gains are generally taken into account in establishing the actuarial liabilities, most of the deferred net realized gains recorded to retained earnings will be offset by changes in actuarial liabilities also recorded to retained earnings on January 1, 2007.
Investments not supporting actuarial liabilities
On January 1, 2007, the Company designated bonds and stocks not supporting actuarial liabilities with a carrying value of $10,544 and a fair value of $10,906 as available-for-sale. The difference between the fair value and carrying value of these assets, net of the related tax expense, will be recorded to opening OCI as of January 1, 2007. Because future changes in fair value of these assets will be recorded to OCI, these assets will only impact net income when they are sold or other than temporarily impaired, and the gain or loss, and the related tax expense, recorded in accumulated OCI is reclassified to net income. The Company also designated other invested assets with a carrying value of $574 as available-for-sale. These assets are investments in segregated and mutual funds, which will be recorded at fair value, and investments in limited partnerships which will be recorded at cost. The Company also designated bonds, and other invested assets not supporting actuarial liabilities with a carrying value of $187 and a fair value of $185 as held-for-trading. Changes in fair value of these assets will be recorded to income in 2007. These assets are primarily investments held by non-insurance subsidiaries of the Company.
On January 1, 2007, derivatives not supporting actuarial liabilities with a fair value of $279 will be recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, will be recorded to opening retained earnings. For hedging derivatives, a portion of the difference between the carrying value and fair value of the derivatives will be recorded to opening OCI for the effective portion for derivatives that qualify for cash flow or net investment hedge accounting. An adjustment to retained earnings will also be recorded related to the hedged item in a fair value hedging relationship.
Future changes in fair value of assets not supporting liabilities that are designated as held-for trading and non-hedging derivatives not supporting actuarial liabilities will impact net income in 2007.
Deferred net realized gains of $580 related to assets not supporting actuarial liabilities, excluding real estate, net of the related tax expense, will be recorded to retained earnings on January 1, 2007.
Determining the variability to be considered in applying the Variable Interest Entity Standards:
On January 1, 2007, the Company will adopt EIC 163, determining the variability to be considered in applying AcG-15 (EIC-163) issued by the EIC of the CICA. EIC-163 provides additional clarification on the nature of the variability to be considered in applying AcG-15 based on an assessment of the design of the entity. EIC 163 is effective for financial statements issued for periods beginning on or after January 1, 2007. The Company does not expect these amendments to have a material impact on the consolidated financial statements.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3. Acquisition and Disposal
On October 18, 2005, the Company completed the acquisition of CMG Asia Limited; CMG Asia Trustee Company Limited; CommServe Financial Limited and Financial Solutions Limited (collectively “CMG Asia”) for $563. CMG Asia formed the Hong Kong individual life insurance, group insurance and group pension and brokerage operations of the Commonwealth Bank of Australia (CBA). CMG Asia’s results are included in the SLF Asia reportable segment in these consolidated financial statements.
The business acquired includes both general and segregated funds business. The acquired intangible assets include a distribution network of $23 and asset administration contracts of $24, which are both subject to amortization on a straight-line basis over their projected economic lives of 20 years. Goodwill acquired in this transaction is not deductible for tax purposes. The purchase equation was adjusted in the fourth quarter of 2006, which impacted the goodwill.
The CMG Asia transaction is summarized below:

	Acquisition
	2005
	CMG Asia	(1)

Percentage of shares acquired	100%
Invested assets acquired	$1,548
Other assets acquired	122

	1,670

Actuarial liabilities and other policy liabilities acquired	1,453
Amounts on deposit acquired	159
Other liabilities acquired	40

	$1,652

Net balance sheet assets acquired	$18

Consideration:
Transaction and other related costs	$9
Cash cost of acquisition (2) (3)	554

Total consideration	$563

Goodwill on acquisition (3)	$545

Cash and cash equivalents acquired	$77

(1) Other assets acquired include $47 of intangible assets.
(2) Includes the cost to hedge the foreign exchange exposure of the purchase price.
(3) Includes $19 for the impact of change in value of the receivable from CBA.
In the fourth quarter of 2006, the Company increased its ownership interest in CI Investments by 0.74% by purchasing approximately two million units of CI Financial Income Fund for $55. The purchase resulted in a $36 increase to goodwill and a $16 increase to intangible assets.
On August 26, 2005, the Company sold its 31.72% investment in Administradora de Fondos de Pensiones Cuprum, S.A. (Cuprum) to Empresas Penta S.A., for $130 in cash. This transaction resulted in a loss of $51 ($43 recorded to net investment income and an additional tax charge of $8, recorded to income taxes) in 2005. This loss includes a foreign exchange loss of $52, equivalent to the amount of the foreign exchange loss accumulated in the currency translation account in the consolidated statements of equity.
SUBSEQUENT EVENT
On January 10, 2007, Sun Life Financial Inc. entered into an agreement to purchase the U.S. group benefits business of Genworth Financial, Inc. (Genworth) for U.S. $650. The transaction will be financed with existing capital. It is expected to close in the second quarter of 2007 and is subject to the approval of regulatory authorities in Canada and the United States. On January 29, 2007, Sun Life Financial Inc. assigned to Sun Life Assurance, for U.S. $609, the rights to purchase Genworth Life & Health Insurance Company, the principal operating subsidiary of Genworth’s U.S. group benefits business.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4. Segmented Information
The Company has five reportable segments: SLF Canada, SLF U.S., MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements are negotiated. Inter-segment revenue for 2006 consists of interest of $281($248 in 2005 and $339 in 2004) and fee income of $78 in 2006 ($55 in 2005 and $44 in 2004).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis. The results for MFS for 2004 include the after-tax provision for regulatory settlements of $59.

	Results by segment for the years ended December 31
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Adjustments	Total

2006
Revenue	$9,333	$10,465	$1,662	$1,022	$2,164	$(359)	$24,287
Change in actuarial liabilities	$524	$1,717	$—	$244	$40	$—	$2,525
Interest on claims and deposits	$80	$17	$—	$45	$4	$—	$146
Interest expenses	$134	$211	$5	$—	$199	$(226)	$323
Income taxes expense (benefit)	$262	$21	$150	$17	$(61)	$—	$389
Total net income (loss)	$1,001	$449	$234	$101	$359	$—	$2,144

2005
Revenue	$8,658	$9,161	$1,648	$759	$1,995	$(303)	$21,918
Change in actuarial liabilities	$(240)	$769	$—	$253	$90	$—	$872
Interest on claims and deposits	$77	$18	$—	$35	$4	$—	$134
Interest expenses	$122	$151	$8	$—	$217	$(225)	$273
Income taxes expense (benefit)	$385	$113	$110	$17	$(94)	$—	$531
Total net income (loss)	$971	$496	$179	$42	$188	$—	$1,876

2004
Revenue	$8,162	$9,429	$1,700	$694	$2,137	$(392)	$21,730
Change in actuarial liabilities	$(235)	$1,332	$—	$295	$38	$(5)	$1,425
Interest on claims and deposits	$85	$17	$—	$29	$6	$—	$137
Interest expenses	$122	$135	$15	$—	$340	$(334)	$278
Income taxes expense (benefit)	$293	$55	$108	$14	$(207)	$—	$263
Total net income (loss)	$907	$392	$114	$45	$235	$—	$1,693

Assets by segment as at December 31
		United States			Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Adjustments	Total

2006
General fund assets	$52,702	$44,172	$981	$5,334	$16,516	$(1,874)	$117,831
Segregated funds net assets	$33,806	$27,522	$—	$1,232	$8,229	$—	$70,789

2005
General fund assets	$51,450	$41,170	$866	$4,750	$14,517	$(1,887)	$110,866
Segregated funds net assets	$28,554	$24,712	$—	$750	$6,968	$—	$60,984

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4. Segmented Information (Cont’d)
The following table shows revenue, net income (loss) and assets by territory for Corporate:

	2006	2005	2004

Revenue:
United States	$618	$453	$652
United Kingdom	1,309	1,264	1,325
Other countries	237	278	160

Total revenue	$2,164	$1,995	$2,137

Total net income (loss):
United States	$190	$91	$197
United Kingdom	193	179	188
Other countries	(24)	(82)	(150)

Total net income (loss)	$359	$188	$235

Assets:
General funds:
United States	$4,715	$3,666
United Kingdom	10,254	8,880
Other countries	1,547	1,971

Total general fund assets	$16,516	$14,517

Segregated funds:
United Kingdom	$8,229	$6,968

Total segregated funds net assets	$8,229	$6,968

5. Fair Value of Financial Instruments
A financial instrument is any contract that gives rise to both a financial asset of one party and a financial liability or equity instrument of another party. In an exchange, “fair value” refers to the amount that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Estimated fair values do not necessarily represent the values for which these financial instruments could have been sold at the dates of the consolidated balance sheets.
A significant portion of any difference between fair values and carrying values relates to invested assets that are matched to liabilities as to duration, within specified limits. If these assets are sold before maturity, the Company will reinvest the proceeds to ensure there are sufficient assets to match liabilities. Consequently, changes in the fair values of assets backing liabilities will tend to be offset by changes in the fair values of those liabilities.
The fair values and the methods and assumptions used to estimate fair values for invested assets are discussed in Note 6. Derivative financial instruments are discussed in Note 7. Fair values of actuarial liabilities, future income taxes related to life insurance companies and deferred net realized gains are disclosed in Note 10. Fair value of debentures is included in Note 11. The fair values and discussion of the method for estimating these values for subordinated debt are included in Note 13. The carrying value and fair value of amounts on deposit are $3,599 and $3,599, respectively, as at December 31, 2006 ($3,382 and $3,382, respectively, as at December 31, 2005). Amounts on deposit represent premiums paid in advance, reinvested policy dividends and customer deposits in the Company’s trust subsidiaries. Fair values of fixed rate deposits are determined by discounting the expected future cash flows using current market interest rates for similar deposits. For amounts on deposit with no stated maturity, fair value is equal to carrying value.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Invested Assets and Income
The Company invests primarily in bonds, mortgages, stocks and real estate. The accounting policy for each type of invested asset is described in Note 1.
A) FAIR VALUE OF INVESTED ASSETS
The carrying values and fair values of the Company’s invested assets are shown in the following table.

	2006			2005
	Carrying	Fair		Carrying	Fair
	Value	Value	Yield %	Value	Value	Yield %

ASSETS
Bonds	$69,230	$72,524	6.31	$66,154	$70,073	6.32
Mortgages	15,993	16,322	6.44	14,561	15,177	6.63
Stocks	4,899	5,544	11.24	3,856	3,986	12.43
Real estate	3,825	4,549	12.02	3,241	3,678	8.46
Policy loans	3,105	3,105	6.35	2,989	2,989	6.31
Cash, cash equivalents and short-term securities	6,239	6,239	n/a	5,091	5,091	n/a
Other invested assets	2,908	4,605	n/a	2,700	4,364	n/a

Total invested assets	$106,199	$112,888	6.79	$98,592	$105,358	6.35

The fair value of publicly traded bonds is determined using quoted market prices. For non-publicly traded bonds, fair value is determined using a discounted cash flow approach that includes provisions for credit risk and assumes that the securities will be held-to-maturity. Fair value of mortgages is determined by discounting the expected future cash flows using current market interest rates for mortgages with similar credit risks and terms to maturity. Fair value of stocks is based on quoted market prices, usually the last trade values. Fair value of real estate is determined by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows, discounted using current interest rates. Due to their nature, the fair values of policy loans and cash and cash equivalents are assumed to be equal to their carrying values. The fair values of short-term securities are based on market yields. The fair values of other invested assets are determined by reference to market prices for similar investments. Other invested assets include the Company’s investment in segregated funds, investments accounted for by the equity method, derivatives that are reported at fair value and investments in equipment leases. Other invested assets for 2006 include the Company’s investment in trust units issued by CI Financial Income Fund and limited partnership units issued by Canadian International LP (formerly an investment in CI Financial) (CI Financial) with a carrying value of $1,159 and a fair value of $2,734 ($1,074 and $2,505, respectively, in 2005). Yield is calculated based on total net investment income divided by the total of the average carrying value of invested assets, which includes accrued investment income net of deferred net realized gains.
B) INVESTMENT POLICIES
It is the Company’s policy to diversify all investment portfolios. The Company’s mortgage loans, stocks and real estate investments are diversified by type and location and, for mortgage loans, by borrower. Interest rate risk, which is the potential for loss due to interest rate fluctuations, is discussed in Note 10.
Credit risk is the risk of financial loss resulting from the failure of debtors to make payments of interest or principal when due. The Company mitigates this risk through detailed credit and underwriting policies as well as through setting counterparty exposure limits. The Company maintains policies which set limits, based on consolidated equity, to the credit exposure for investments in any single issuer and in any associated group of issuers. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgage loans are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Invested Assets and Income (Cont’d)
C) INVESTED ASSETS BY TYPE
i) BONDS
The carrying value and fair value of bonds by rating are shown in the table below.

	2006		2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Bonds by credit rating:
AAA	$13,432	$13,805	$14,301	$14,887
AA	12,042	12,888	10,122	11,092
A	22,175	23,492	21,175	22,785
BBB	19,849	20,522	18,280	19,050
BB and lower	1,732	1,817	2,276	2,259

Total bonds	$69,230	$72,524	$66,154	$70,073

Investment grade bonds are those rated BBB and above. The Company’s bond portfolio has 97.5% (96.6% in 2005) invested in investment grade bonds based on carrying value. The local currency denominated debt of certain foreign governments, used in backing the liabilities of the foreign country, have been classified as investment grade in the table above.
Gross unrealized gains (losses) on bonds are shown in the tables below. Gross unrealized gains and losses are not brought into income or included in the carrying value on the consolidated balance sheets.

	2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$3,223	$163	$(3)	$3,383
Canadian provincial and municipal governments	5,581	958	(4)	6,535
U.S. Treasury and other U.S. agencies	1,275	34	(12)	1,297
Other foreign governments	2,593	418	(11)	3,000
Corporate	48,189	2,071	(395)	49,865
Asset-backed securities	8,369	172	(97)	8,444

Total bonds	$69,230	$3,816	$(522)	$72,524

	2005
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$3,428	$183	$(9)	$3,602
Canadian provincial and municipal governments	5,193	1,042	(1)	6,234
U.S. Treasury and other U.S. agencies	1,364	44	(13)	1,395
Other foreign governments	2,214	243	(1)	2,456
Corporate	45,113	2,819	(385)	47,547
Asset-backed securities	8,842	113	(116)	8,839

Total bonds	$66,154	$4,444	$(525)	$70,073

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Invested Assets and Income (Cont’d)
The carrying value of bonds by issuer country is as follows:

	2006	2005
Canada	$24,131	$24,089
United States	31,025	30,176
United Kingdom	6,818	5,843
Other	7,256	6,046

Total bonds	$69,230	$66,154

The contractual maturities of bonds as at December 31 are shown in the table below. Bonds that are not due at a single maturity date are included in the table in the year of final maturity. Asset-backed securities that are not due at a single maturity date are shown separately. Actual maturities could differ from contractual maturities because of the borrower’s right to call or right to prepay obligations, with or without prepayment penalties.

	2006		2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Due in 1 year or less	$3,164	$3,184	$2,492	$2,500
Due in years 2-5	13,648	13,899	13,066	13,262
Due in years 6-10	18,582	19,016	17,454	17,952
Due after 10 years	25,467	27,981	24,300	27,520
Asset-backed securities	8,369	8,444	8,842	8,839

Total bonds	$69,230	$72,524	$66,154	$70,073

ii) MORTGAGES
The carrying value of non-residential and residential mortgages by geographic location is shown in the table below. Residential mortgages include mortgages for single and multiple family dwellings.

	2006			2005
	Non-residential	Residential	Total	Non-residential	Residential	Total

Canada	$6,347	$2,794	$9,141	$5,932	$3,407	$9,339
United States	6,404	306	6,710	4,802	229	5,031
United Kingdom	142	—	142	191	—	191

Total mortgages	$12,893	$3,100	$15,993	$10,925	$3,636	$14,561

At December 31, 2006, scheduled mortgage loan maturities, before allowances for losses, are as follows:

Year	Amount

2007	$1,495
2008	1,164
2009	906
2010	990
2011	1,375
Thereafter	10,090

Total mortgages	$16,020

Actual payments could differ from the scheduled mortgage loan maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Invested Assets and Income (Cont’d)
iii) STOCKS
The carrying value of stocks by issuer country is as follows:

	2006	2005

Canada	$1,762	$721
United States	1,601	1,438
United Kingdom	1,274	1,184
Other	262	513

Total stocks	$4,899	$3,856

Gross unrealized gains (losses) on stocks are shown in the following table.

			Gross	Gross	Estimated
	Carrying	Original	Unrealized	Unrealized	Fair
	Value	Cost	Gains	(Losses)	Value

Total 2006	$4,899	$4,093	$1,472	$(21)	$5,544

Total 2005	$3,856	$3,180	$861	$(55)	$3,986

iv) REAL ESTATE
The carrying value of real estate by geographic location is as follows:

	2006	2005

Canada	$2,372	$2,031
United States	1,091	876
United Kingdom	361	332
Other	1	2

Total real estate	$3,825	$3,241

Real estate includes real estate held for investment and real estate held for sale, as described in Note 1. The carrying value and fair value of real estate in each of these categories is shown in the table below.

	2006		2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Real estate held for investment	$3,822	$4,546	$3,238	$3,675
Real estate held for sale	3	3	3	3

Total real estate	$3,825	$4,549	$3,241	$3,678

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Invested Assets and Income (Cont’d)
D) IMPAIRED INVESTED ASSETS
The Company has impaired invested assets with specific allowances at December 31, as follows:

	2006			2005
	Impaired		Allowance	Impaired		Allowance
	Carrying Value	(1)	for Losses	Carrying Value	(1)	for Losses

Bonds	$113		$54	$239		$97
Mortgages	63		27	61		29
Other	22		15	21		14

Total	$198		$96	$321		$140

(1)	Impaired carrying value shown above is shown gross, before allowance for losses. Includes $7 in 2006 ($5 in 2005) of impaired mortgages that have no allowance for losses. Impaired mortgage loans with no allowance for losses are loans for which, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value.
Additional information related to impaired invested assets is shown in the following table.

	2006	2005

Mortgages with scheduled payments 90 days or more in arrears:
Carrying value	$—	$3
Percentage of total mortgages before allowances	—	—
Weighted average recorded investment in impaired mortgage loans, before allowances	$63	$73
Interest received on impaired mortgage loans (recorded as received)	$4	$5
Carrying value of bonds, mortgages and real estate (including specific allowances) that were non-income producing for the preceding 12 months	$75	$100
The changes in the allowances for losses are as follows:

	Bonds	Mortgages	Other	Total

Balance, January 1, 2005	$213	$37	$13	$263
Provision for losses (recoveries)	(45)	(5)	3	(47)
Write-offs, net of recoveries	(69)	(2)	(2)	(73)
Effect of changes in currency exchange rates	(2)	(1)	—	(3)

Balance, December 31, 2005	$97	$29	$14	$140
Provision for losses (recoveries)	(9)	(1)	—	(10)
Write-offs, net of recoveries	(29)	(1)	1	(29)
Effect of changes in currency exchange rates	(5)	—	—	(5)

Balance, December 31, 2006	$54	$27	$15	$96

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Invested Assets and Income (Cont’d)
E) DEFERRED NET REALIZED GAINS
Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The changes in deferred net realized gains are shown in the table below.

	Bonds	Mortgages	Stocks	Real Estate	Derivatives	Total

Balance, January 1, 2005	$2,147	$158	$974	$196	$(9)	$3,466
Net realized gains (losses) for the period	552	35	284	54	222	1,147
Amortization of deferred net realized gains	(278)	(35)	(206)	(25)	(11)	(555)
Effect of changes in currency exchange rates	(130)	—	(72)	(10)	13	(199)

Balance, December 31, 2005	$2,291	$158	$980	$215	$215	$3,859
Net realized gains (losses) for the period	146	49	169	59	243	666
Amortization of deferred net realized gains	(258)	(35)	(203)	(28)	(53)	(577)
Effect of changes in currency exchange rates	114	2	80	9	(1)	204

Balance, December 31, 2006	$2,293	$174	$1,026	$255	$404	$4,152

F) NET INVESTMENT INCOME
Net investment income has the following components:

	2006	2005	2004

Interest from:
Bonds	$3,874	$3,720	$3,807
Mortgages	930	889	899
Policy loans	203	184	202
Cash, cash equivalents and short-term securities	170	155	113

Interest income	5,177	4,948	5,021
Dividends from stocks	103	118	116
Real estate income (net)(1)	260	252	229
Amortization of deferred net realized gains	577	555	542
Amortization of unrealized gains and losses	174	77	(44)
Derivative realized and unrealized gains and losses (2)	116	(22)	39
Other items (net)(3)	335	196	145

	6,742	6,124	6,048
Recoveries (provision for losses) on investments	10	47	(21)
Investment expenses and taxes	(88)	(92)	(103)

Total net investment income	$6,664	$6,079	$5,924

(1)	Includes operating lease rental income of $275 ($271 and $254, respectively, in 2005 and 2004).
(2)	Consists of realized and unrealized gains on derivatives that are reported at fair value. Additional derivative gains of $31 ($(66) in 2005 and $(72) in 2004) are included in other items (net).
(3)	Includes equity income from CI Financial of $167 in 2006 ($119 in 2005, and $95 in 2004). 2005 also includes the loss on sale of Cuprum of $43 as described in Note 3.
G) SECURITIES LENDING
The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to the Company. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency. At December 31, 2006, the Company had loaned securities (which are included in invested assets) with a carrying value and fair value of approximately $2,973 and $3,062, respectively ($2,371 and $2,470, respectively, in 2005).

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. Invested Assets and Income (Cont’d)
H) LOAN SECURITIZATIONS
During 2004, the Company sold commercial mortgages with a carrying value of $161 to a trust, which subsequently issued securities backed by the commercial mortgages. This transaction resulted in a gain of $18. The Company was retained to service and administer the mortgages and also retained a subordinated investment interest in the issued securities.
As at December 31, the key assumptions used in the discounted cash flow models to determine the fair value of retained interest amounts are as follows:

	2006	2005

Carrying value of retained interests	$103	$117
Fair value of retained interests	$111	$126
Weighted average remaining life (in years)	0.7-13.3	1.0-14.3
Discount rate	2.5%-12.5%	2.5-11.1%
Anticipated credit losses	0.6%	0.6%
The sensitivity to a 10% and 20% adverse change in key assumptions did not have a material impact on the above fair values.
The credit losses, net of recoveries, of the securitized bond portfolio for 2006 were nil ($13 in 2005). As at December 31, 2006, the securitized bond portfolio included bonds of nil that were 90 days or more past due ($17 in 2005).
The following table summarizes certain cash flows received from securitization trusts in 2006, 2005 and 2004:

	2006	2005	2004
	Mortgages	Mortgages	Mortgages

Proceeds from new securitizations	$—	$—	$179
Cash flows received on retained interests and servicing fees	$18	$33	$57
7. Derivative Financial Instruments
The Company uses derivative instruments for hedging and risk management purposes or in replication strategies to reproduce permissible investments. The accounting policies for the derivative financial instruments are described in Note 1. The Company monitors the gap in market sensitivities between liabilities and supporting assets for its hedging strategies. That gap is managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to ensure the continuing effectiveness of its hedging and risk management strategies.
Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between two counterparties. The notional amount is the basis for calculating payments and is generally not the actual amount exchanged. Since counterparty failure in an over-the-counter derivative transaction could render it ineffective for hedging purposes, the Company generally transacts its derivative contracts with counterparties rated “AA” or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included. As at December 31, 2006, the Company had assets of $51 ($81 in 2005) pledged as collateral for derivative contracts.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7. Derivative Financial Instruments (Cont’d)
The Company has the following amounts outstanding at December 31:

				2006
				Notional Amounts
	Fair Value			Term to Maturity			Total
				Under	1 to	Over	Notional
	Positive	(1)	Net	1 Year	5 Years	5 Years	Amount

Interest rate contracts	$189		$(51)	$2,633	$7,551	$13,605	$23,789
Foreign exchange contracts	704		599	2,862	1,779	4,667	9,308
Equity and other contracts (2)	585		574	4,997	5,739	307	11,043

Total	$1,478		$1,122	$10,492	$15,069	$18,579	$44,140

Over-the-counter contracts							$42,864

Exchange-traded contracts							$1,276

				2005
				Notional Amounts
	Fair Value			Term to Maturity			Total
				Under	1 to	Over	Notional
	Positive	(1)	Net	1 Year	5 Years	5 Years	Amount

Interest rate contracts	$328		$67	$3,749	$6,059	$9,751	$19,559
Foreign exchange contracts	664		589	1,935	1,497	4,124	7,556
Equity and other contracts (2)	586		539	5,522	4,474	1,253	11,249

Total	$1,578		$1,195	$11,206	$12,030	$15,128	$38,364

Over-the-counter contracts							$36,859

Exchange-traded contracts							$1,505

(1)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(2)	Equity and other contracts in 2006 include equity forwards with a fair value of $15 ($13 in 2005), hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2007 to 2009. The fair value that has not been recognized of $9 ($7 in 2005) will be recognized in net income as the liability is accrued for the stock-based compensation plan over a three-year vesting period.
Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on the quoted market prices or the value of underlying securities or indices.
8. Goodwill and Intangible Assets
A) GOODWILL
In addition to the goodwill of $5,981 ($5,963 in 2005) shown on the consolidated balance sheets, goodwill of $346 ($310 in 2005) for investments accounted for by the equity method is included in other invested assets. There were no write-downs of goodwill due to impairment during 2006, 2005 and 2004.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8. Goodwill and Intangible Assets (Cont’d)
Changes in goodwill of subsidiaries and investments accounted for by the equity method are as follows:

		United
	Canada	States	Asia	Corporate	Total

Balance, January 1, 2005	$3,732	$1,497	$28	$609	$5,866
Acquisitions	—	—	526	48	574
Disposals	—	—	—	(80)	(80)
Effect of changes in currency exchange rates	—	(43)	(35)	(9)	(87)

Balance, December 31, 2005	$3,732	$1,454	$519	$568	$6,273
Adjustment to purchase equation of CMG Asia (Note 3)	—	—	19	—	19
Acquisitions (Note 3)	36	—	—	10	46
Disposals	—	—	—	(7)	(7)
Effect of changes in currency exchange rates	—	(1)	(3)	—	(4)

Balance, December 31, 2006	$3,768	$1,453	$535	$571	$6,327

B) INTANGIBLE ASSETS
In addition to the intangible assets of $777 ($801 in 2005) shown on the consolidated balance sheets, intangible assets of $759 ($744 in 2005) for investments accounted for by the equity method are included in other invested assets. Amortization of intangible assets recorded in operating expenses during the year was $25 ($22 in 2005 and $22 in 2004). There were no write-downs of intangibles due to impairment during 2006, 2005 and 2004. As at December 31, the components of the intangible assets are as follows:

		2006			2005
	Gross Carrying	Accumulated	Net	Gross Carrying	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount

Finite-life intangible assets:
Sales potential of field force	$423	$48	$375	$423	$35	$388
Asset administration contracts	224	38	186	225	32	193
Distribution channels	32	16	16	32	13	19
Brand name (1)	54	2	52	54	—	54
Other	2	2	—	2	1	1

	735	106	629	736	81	655

Indefinite-life intangible assets:
Fund management contracts(2)	895	—	895	878	—	878
State licenses	12	—	12	12	—	12

	907	—	907	890	—	890

Total intangible assets	$1,642	$106	$1,536	$1,626	$81	$1,545

(1)	Usage of the brand name changed on December 31, 2005. Amortization of the brand name commenced on January 1, 2006.
(2)	The increase is primarily due to the increase in the Company’s ownership interest in CI investments. (Note 3)

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Other Assets
Other assets consist of the following:

	2006	2005

Accounts receivable	$1,401	$2,168
Investment income due and accrued	1,190	1,161
Future income taxes (Note 19)	747	667
Deferred acquisition costs	185	271
Prepaid expenses	207	178
Outstanding premiums	323	316
Accrued benefit asset (Note 21)	454	456
Capital assets	179	158
Other	188	135

Total other assets	$4,874	$5,510

Amortization of deferred acquisition costs charged to income amounted to $105 in 2006 ($138 and $179 in 2005 and 2004, respectively).
Capital assets are carried at a cost of $728 ($632 in 2005), less accumulated depreciation and amortization of $549 ($474 in 2005). Depreciation and amortization charged to income totalled $67 in 2006 ($63 and $62 in 2005 and 2004, respectively).
10. Actuarial Liabilities and Other Policy Liabilities
A) ACTUARIAL POLICIES
Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force policies.
In calculating actuarial liabilities and other policy liabilities, assumptions must be made about mortality and morbidity rates, policy terminations, equity market performance, interest rates, asset default, inflation, expenses and other factors over the life of the Company’s products. The general approaches to the setting of assumptions used by the Company are described later in this note.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if the actuary is less certain about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures:
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.
With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.
The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of liabilities, the Company does cash flow testing using several plausible scenarios for future interest rates and economic environments as well as a set of prescribed scenarios. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries. Deferred net realized gains are taken into account in establishing the actuarial liabilities.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
Provision for Policyholder Dividends
An amount equal to the earned and accrued portion of policyholder dividends including earned and accrued terminal dividends is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of policyholder dividends that are forecasted to be paid over the next 12 months and beyond, in excess of dividends earned and accrued. Both liabilities are determined taking into account the scale of dividends approved by the Board. Actuarial liabilities take into account the expectation that future dividends will be adjusted to reflect future experience. Earned and accrued policyholder dividends of $846 are included in policyholder dividends and interest on claims and deposits in the consolidated statements of operations ($802 in 2005 and $809 in 2004).
B) COMPOSITION OF ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES
The actuarial liabilities and other policy liabilities consist of the following:

	2006
		United
	Canada	States	Asia	Corporate	(1)	Total

Individual participating life	$12,213	$5,362	$2,508	$3,296		$23,379
Individual non-participating life	2,013	7,723	333	487		10,556
Group life	1,216	127	8	3		1,354
Individual annuities	8,977	14,486	—	3,883		27,346
Group annuities	5,538	5,277	353	—		11,168
Health insurance	4,850	527	(1)	107		5,483

Total actuarial liabilities	34,807	33,502	3,201	7,776		79,286
Add: Other policy liabilities(2)	464	541	62	683		1,750

Actuarial liabilities and other policy liabilities	$35,271	$34,043	$3,263	$8,459		$81,036

	2005
		United
	Canada	States	Asia	Corporate	(1)	Total

Individual participating life	$11,591	$5,167	$2,348	$3,094		$22,200
Individual non-participating life	1,858	6,649	185	496		9,188
Group life	1,184	130	7	(3)		1,318
Individual annuities	9,317	16,002	—	3,192		28,511
Group annuities	5,752	3,313	361	—		9,426
Health insurance	4,581	470	(1)	84		5,134

Total actuarial liabilities	34,283	31,731	2,900	6,863		75,777
Add: Other policy liabilities(2)	570	431	49	662		1,712

Actuarial liabilities and other policy liabilities	$34,853	$32,162	$2,949	$7,525		$77,489

(1)	Primarily business from the U.K., reinsurance and run-off reinsurance operations.
(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
C) TOTAL ASSETS SUPPORTING LIABILITIES AND EQUITY
The following tables show the total assets supporting total liabilities for the product lines shown (including actuarial and other policy liabilities), and assets supporting equity and other:

	2006
	Bonds	Mortgages	Stocks	Real Estate	Other	Total

Individual participating life	$14,591	$4,034	$3,542	$2,632	$4,382	$29,181
Individual non-participating life	9,542	2,233	500	117	2,505	14,897
Group life	1,394	675	5	22	99	2,195
Individual annuities	23,574	4,897	60	30	2,124	30,685
Group annuities	9,607	2,151	45	147	892	12,842
Health insurance	4,704	1,723	14	48	579	7,068
Equity and other	5,818	280	733	829	13,303	20,963

Total assets	$69,230	$15,993	$4,899	$3,825	$23,884	$117,831

	2005
	Bonds	Mortgages	Stocks	Real Estate	Other	Total

Individual participating life	$13,714	$3,573	$2,886	$2,211	$5,454	$27,838
Individual non-participating life	7,561	1,557	355	49	2,110	11,632
Group life	1,540	656	4	18	7	2,225
Individual annuities	25,664	4,736	52	28	1,432	31,912
Group annuities	7,524	2,281	43	123	941	10,912
Health insurance	4,650	1,514	10	41	486	6,701
Equity and other	5,501	244	506	771	12,624	19,646

Total assets	$66,154	$14,561	$3,856	$3,241	$23,054	$110,866

D) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities during the year are as follows:

	2006	2005

Actuarial liabilities, January 1	$75,777	$74,258

Change in liabilities on in-force business	(2,942)	(3,495)
Liabilities arising from new policies	5,415	4,268
Significant changes in assumptions or methodology(1):
Gross increases	149	268
Gross decreases	(97)	(169)

Increase in actuarial liabilities	2,525	872

Actuarial liabilities before the following:	78,302	75,130
Acquisition (Note 3)	—	1,440
Change due to termination of reinsurance agreement(2)	—	1,223
Effect of changes in currency exchange rates	984	(2,016)

Actuarial liabilities, December 31	79,286	75,777
Add: Other policy liabilities	1,750	1,712

Actuarial liabilities and other policy liabilities, December 31	$81,036	$77,489

(1)	The increase in reserves in 2006 results from strengthening of longevity assumptions in Canada and the U. K. The increases in reserves in 2005 were from (a) lapse and morbidity assumption changes in the Reinsurance business unit and (b) strengthening the margin for future credit yield compression in U.S. individual. The decreases in 2006 arise from changes in assumptions as a result of changes in pension legislation in the U.K. The decreases in 2005 were mainly from mortality assumption changes in the Reinsurance business unit.
(2)	Reserve increase due to the termination of a reinsurance treaty within the Canadian group benefits business, and the resulting recapture of the business. An associated decrease in other liabilities was also recorded to reflect this recapture.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
E) FAIR VALUE OF ACTUARIAL LIABILITIES, FUTURE INCOME TAXES AND DEFERRED NET REALIZED GAINS
The fair value of total actuarial liabilities shown in the tables above is $88,144 in 2006 and $84,855 in 2005. Fair value of actuarial liabilities is determined by reference to the fair value of the assets supporting those liabilities. The fair value of the net deferred income tax asset related to life insurance companies is $213 in 2006 (carrying value of $638) and $48 in 2005 (carrying value of $277). Fair value of income taxes represents the amount that would be recognized on the balance sheet if the financial instruments were measured at fair value. Deferred net realized gains, which are generally taken into account in establishing the actuarial liabilities, do not exist when financial assets and liabilities are measured at fair value.
F) ASSUMPTIONS AND MEASUREMENT UNCERTAINTY
Mortality
Mortality refers to the rates at which death occurs for defined groups of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is generally combined with industry experience, since the Company’s own experience is insufficient to be statistically credible for most of its annuity product lines. Assumed mortality rates for life insurance contracts do not reflect any future improvement which might be expected. On annuities where lower mortality rates result in an increase in liabilities, assumed future mortality rates are adjusted to reflect estimated future improvements in the rates.
For products where higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $88. For products where lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease net income by $40.
Morbidity
Morbidity refers to both the rates of accident or sickness and the rates of recovery there from, for defined groups of people. Most of the Company’s disability insurance is marketed on a group basis. In Canada and in Asia, the Company offers critical illness policies on an individual basis, and in Canada, the Company offers long-term care on an individual basis; a significant block of critical illness business written in the U. K. has also been assumed by the Company’s Reinsurance business unit. Medical stop-loss insurance is offered on a group basis in the United States and Canada. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with the Company’s reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products where the morbidity is a significant assumption, a 1% adverse change in that assumption would reduce net income by $20.
Asset default
In addition to the allowances for losses on invested assets outlined in Note 6, the actuarial liabilities include an amount of $2,578 determined on a pre-tax basis ($2,413 in 2005) to provide for possible future asset defaults and loss of asset value on current assets and on future purchases. This provision results from a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities. The reduction varies depending on the creditworthiness of the class of asset.
Segregated fund guarantees
The Company has a large volume of variable annuities primarily in the United States that are subject to equity market movements. The Company also reinsures the guarantees offered on variable annuities issued by other insurance companies in the United States, although the Company no longer accepts new business on these reinsurance treaties. The Company monitors its experience for these guarantees on a monthly basis, and has hedged a percentage of its exposure with long-dated put options against the S&P 500.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
The Company has a block of unit-linked products in the U. K. which offer guaranteed annuity purchase price options. While not segregated fund guarantees, the exposure to the annuity options is dependent on equity market movements.
The Company used stochastic modelling techniques, which test a large number of different scenarios of future market returns to estimate the actuarial liability for the various guarantees offered under variable annuities and under the U.K. annuity options. The sensitivity of the actuarial liability to changes in expected equity market returns is significant for these blocks of business. For example, a 1% reduction in the expected long-term equity market return assumption would decrease net income by $68 in respect of these guarantees.
Interest rate
Interest rate risk is the potential for financial loss arising from changes in interest rates. For example, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments.
To manage this risk, an investment policy statement is established for each portfolio of assets and related liabilities. Asset/liability management programs are in place to implement these policy statements. The primary approach used is duration gap analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Key rate duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.
Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.
For certain product types, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through changes in the amount of dividends declared or to the rate of interest credited. These changes occur routinely as interest rates change, and reflect the normal operation of these policies according to their contractual terms. These products generally have minimum interest rate guarantees.
For the Company’s actuarial liabilities, an immediate 1% parallel increase in interest rates at December 31, 2006, across the entire yield curve, would result in an estimated increase in net income of $60. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $242. These results do not reflect any management action.
Policy termination rates
Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the Company’s average five-year experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.
For individual life insurance products where fewer terminations would be financially adverse to the Company, net income would be decreased by $81 if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums). For products where more terminations would be financially adverse to the Company, net income would be decreased by $74 if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums).
Operating expenses and inflation
Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on recent Company experience using an internal expense allocation methodology. Future expense assumptions reflect inflation. The sensitivity of actuarial liabilities to a 10 % increase in unit expenses Company-wide would result in a decrease in net income of $263.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Actuarial Liabilities and Other Policy Liabilities (Cont’d)
G) REINSURANCE AGREEMENTS
Reinsurance is used primarily to limit exposure to large losses. The Company has an individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders. In addition, the Company assumes by retrocession a substantial amount of business from reinsurers. The effect of these reinsurance arrangements on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:

	2006	2005	2004

Premiums:
Direct premiums	$14,947	$13,305	$13,346
Reinsurance assumed	574	530	527
Reinsurance ceded	(912)	(895)	(970)

	$14,609	$12,940	$12,903

Payments to policyholders, beneficiaries and depositors:
Direct payments	$12,987	$12,961	$12,773
Reinsurance assumed	419	453	413
Reinsurance ceded	(511)	(612)	(654)

	$12,895	$12,802	$12,532

Actuarial liabilities are shown net of ceded reinsurance of $2,401 in 2006 ($2,132 in 2005).
H) ROLE OF THE APPOINTED ACTUARY
The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.
The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.
The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2006 analysis tested the capital adequacy of the Company until December 31, 2010, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of the Company’s Canadian capital and surplus requirements. In addition, foreign operations and foreign subsidiaries of the Company must comply with local capital requirements in each of the jurisdictions in which they operate. Furthermore, the Company is required to appropriate retained earnings of $2,899 ($2,857 in 2005). All of these regulatory requirements constrain the Company’s ability to distribute its retained earnings.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. Senior Debentures
The following obligations are included in senior debentures:

	Currency of Borrowing	Interest Rate	Maturity	2006	2005

Partnership capital securities	U.S. dollars	8.53%	—	$698	$699
Sun Life Assurance debentures
Series A debenture	Cdn. dollars	6.87%	2031	990	990
Series B debenture	Cdn. dollars	7.09%	2052	200	200
Funding debenture (1)	Cdn. dollars	7.09%	2052	3	3
Sun Life Financial Inc. senior unsecured debentures
Series A (2)	Cdn. dollars	4.80%	2035	600	600
Series B (3)	Cdn. dollars	4.95%	2036	700	—
Series C (4)	Cdn. dollars	5.00%	2031	300	—

				$3,491	$2,492

Fair value				$3,704	$2,723

(1)	On December 30, 2005, $7 of the funding debenture was redeemed prior to the maturity date.

(2)	On November 23, 2005, Sun Life Financial Inc. issued $600 principal amount of Series A Senior Unsecured 4.8% Fixed/Floating Debentures due 2035. These debentures will bear interest at a fixed annual rate of 4.8% per annum payable semi-annually until November 23, 2015, and at a variable rate payable quarterly equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on November 23, 2035. Sun Life Financial Inc. may redeem the debentures after 10 years at 100% of the principal amount. The debentures are a direct senior unsecured obligation of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc.

(3)	On March 13, 2006, Sun Life Financial Inc. issued $700 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036. These debentures bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount. The debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc.

(4)	On July 11, 2006, Sun Life Financial Inc. issued $300 principal amount of Series C Senior Unsecured 5% Fixed/Floating Debentures due 2031. These debentures bear interest at a fixed rate of 5% per annum payable semi-annually until July 11, 2011, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on July 11, 2031. Sun Life Financial Inc. may redeem the debentures on or after July 11, 2011 at 100% of the principal amount. The debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc.
Fair value is based on market price for the same or similar instruments as appropriate. Interest expense for the partnership capital securities and the debentures was $205, $144 and $150 for 2006, 2005 and 2004, respectively.
12. Other Liabilities
A) COMPOSITION OF OTHER LIABILITIES
Other liabilities consist of the following:

	2006	2005

Accounts payable	$1,811	$2,137
Bank overdrafts	281	217
Bond repurchase agreements	2,151	1,614
Accrued expenses and taxes	1,211	1,075
Borrowed funds	214	127
Future income taxes (Note 19)	226	502
Accrued benefit liability (Note 21)	505	470
Provisions for future policyholder costs	48	54
Other	387	396

Total other liabilities	$6,834	$6,592

B) BOND REPURCHASE AGREEMENTS
The Company enters into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 2 to 82 days, averaging 26 days, and bearing interest rates averaging 4.15% as at December 31, 2006 (3.24% in 2005). As at December 31, 2006, the Company had assets with a total market value of $2,147 ($1,614 in 2005), pledged as collateral for the bond repurchase agreements.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12. Other Liabilities (Cont’d)
C) BORROWED FUNDS
The following obligations are included in borrowed funds in the table above.

	Currency of Borrowing	Maturity	2006	2005

Encumbrances on real estate	Cdn. dollars	2007-2016	$112	$59
	U.S. dollars	2007-2014	102	68

Total borrowed funds			$214	$127

At December 31, 2006, aggregate maturities of encumbrances on real estate are as follows:

Year	Amount

2007	$18
2008	33
2009	15
2010	5
2011	47
Thereafter	96

Total	$214

At December 31, 2006, the Company had $117 in a line of credit from a financial institution of which none was used during the year. The weighted average interest rates related to those borrowings is 0% (2.9% in 2005). This line of credit has a term of three years.
Interest expense for the borrowed funds was $25, $33 and $11 for 2006, 2005 and 2004, respectively.
13. Subordinated Debt
The following obligations are included in subordinated debt:

		Interest
	Currency	Rate	Maturity	2006	2005

Subordinated debentures (1)	Cdn. dollars	6.65%	2015	$300	$300
Subordinated debentures (2)	Cdn. dollars	6.15%	2022	799	799
Subordinated debentures (3)	Cdn. dollars	6.30%	2028	150	150
Subordinated notes	U.S. dollars	6.63%	2007	32	32
Subordinated notes	U.S. dollars	7.25%	2015	175	175

Total				$1,456	$1,456

Fair value				$1,591	$1,617

(1)	After October 12, 2010, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time prior to October 12, 2010. On or after October 12, 2010, redeemable in whole on interest payment date.

(2)	After June 30, 2012, interest is payable at 1.54% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time.

(3)	Redeemable in whole or in part at any time.
Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $93, $96 and $107 for 2006, 2005 and 2004, respectively.
In 2004, the Company redeemed $250 principal amount of subordinated debentures prior to maturity. Redemption premiums of $17 ($12 net of taxes) were recorded in net investment income in 2004.
All subordinated debt qualifies as capital for Canadian regulatory purposes.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14. Non-controlling Interests in Subsidiaries
Non-controlling interests in subsidiaries on the consolidated balance sheets consists of non-controlling interests in MFS and McLean Budden Limited.
Non-controlling interests in net income of subsidiaries include non-controlling interests in MFS and McLean Budden Limited of $27 ($20 in 2005 and $21 in 2004). In addition, non-controlling interests in net income of subsidiaries also include dividends on preferred shares of Sun Life Assurance of $3 in 2005 and $7 in 2004. These preferred shares were redeemed by Sun Life Assurance on June 30, 2005, at $25 per share for a total of $150, excluding declared dividends also paid on redemption.
15. Share Capital and Normal Course Issuer Bid
A) SHARE CAPITAL
The authorized share capital of Sun Life Financial Inc. consists of the following:
•	An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of Sun Life Financial Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.

•	An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized four series of Class A non-voting preferred shares.
The changes and the number of shares issued and outstanding are as follows:

	2006		2005		2004
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount

Preferred shares (in millions of shares)
Balance, January 1	29	$712	—	$—	—	$—
Preferred shares issued, Class A, Series 1	—	—	16	400	—	—
Preferred shares issued, Class A, Series 2	—	—	13	325	—	—
Preferred shares issued, Class A, Series 3	10	250	—	—	—	—
Preferred shares issued, Class A, Series 4	12	300	—	—	—	—
Issuance costs, net of taxes	—	(12)	—	(13)	—	—

Balance, December 31	51	$1,250	29	$712	—	$—

Common shares (in millions of shares)
Balance, January 1	582	$7,173	592	$7,238	600	$7,289
Stock options exercised (Note 18)	2	73	3	99	2	75
Common shares purchased for cancellation	(12)	(164)	(13)	(164)	(10)	(126)

Balance, December 31	572	$7,082	582	$7,173	592	$7,238

On October 10, 2006, Sun Life Financial Inc. issued $300 Class A Non-cumulative Preferred Shares Series 4 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after December 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium. On January 13, 2006, Sun Life Financial Inc. issued $250 Class A Non-cumulative Preferred Shares Series 3 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after March 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium. Underwriting commissions of $12 (net taxes of $6) related to the 2006 preferred share issuances were deducted from preferred shares in the consolidated statements of equity.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15. Share Capital and Normal Course Issuer Bid (Cont’d)
On July 15, 2005, Sun Life Financial Inc. issued $325 of Class A Non-cumulative Preferred Shares Series 2 at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. Subject to regulatory approval, on or after September 30, 2010, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium. On February 25, 2005, Sun Life Financial Inc. issued $400 of Class A Non-cumulative Preferred Shares Series 1 at $25 per share. Holders are entitled to receive a non-cumulative quarterly dividend of $0.297 per share, yielding 4.75% annually. Subject to regulatory approval, on or after March 31, 2010, Sun Life Financial Inc. may redeem these shares, in whole or in part, at a declining premium. Underwriting commissions of $13 (net taxes of $7) related to the 2005 preferred share issuances were deducted from preferred shares in the consolidated statements of equity.
SUBSEQUENT EVENT
On February 2, 2007, Sun Life Financial Inc. issued $250 Class A Non-Cumulative Preferred Shares, Series 5, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.281 per share, yielding 4.50% annually. Subject to regulatory approval, on or after March 31, 2012, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
B) NORMAL COURSE ISSUER BID
Sun Life Financial Inc. has repurchased common shares under several normal course issuer bid programs. Under each of these programs, Sun Life Financial Inc. was authorized to purchase, for cancellation, through the facilities of the Toronto Stock Exchange (TSX), approximately 5% of its issued and outstanding common shares at that time. The announcement dates, the time period covered and the maximum number of shares that could be repurchased under these programs are as follows:

Announcement Date	Period Covered	Maximum Shares Authorized for Purchase

February 12, 2003	February 12, 2003 to January 5, 2004	31 million
January 8, 2004	January 12, 2004 to January 11, 2005	30 million
January 6, 2005	January 12, 2005 to January 11, 2006	30 million
January 10, 2006	January 12, 2006 to January 11, 2007	29 million
Subsequent event:
January 10, 2007	January 12, 2007 to January 11, 2008	29 million
Amounts repurchased under the normal course issuer bids are as follows:

	2006	2005	2004

Number of shares repurchased (in millions)	12	13	10
Amount (1)	$575	$544	$388
Average price per share	$46.31	$41.10	$37.93

(1)	The total amount repurchased is allocated to common shares and retained earnings in the consolidated statements of equity. The amount recorded to common shares is based on the average cost per common share.
16. Operating Expenses
Operating expenses consist of the following:

	2006	2005	2004

Compensation costs	$1,851	$1,769	$1,636
Premises and equipment costs	259	287	293
Restructuring and other related charges	1	10	27
Capital asset depreciation and amortization (Note 9)	67	63	62
Other (1)	850	792	813

Total operating expenses	$3,028	$2,921	$2,831

(1)	Other for 2004 includes a pre-tax provision for MFS regulatory issues and other actions of $66.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2006	2005	2004

Common shareholders’ net income	$2,089	$1,843	$1,680
Less: Effect of stock options of subsidiaries (1)	11	5	2

Common shareholders’ net income on a diluted basis	$2,078	$1,838	$1,678

Weighted average number of shares outstanding for basic earnings per share (in millions)	577	587	599
Add: Adjustments relating to the dilutive impact of stock options (2), (3)	3	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	580	590	602

(1)	A subsidiary of Sun Life Financial Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of Sun Life Financial Inc. are included in the adjustment relating to the dilutive impact of stock options.

(3)	Options exercisable for approximately 1 million common shares of Sun Life Financial Inc. with an average exercise price of $49.39 per share that were outstanding as at December 31, 2006, were excluded from the calculation of diluted earnings per share for 2006 because their exercise prices were greater than the average market price of common shares of Sun Life Financial Inc.
18. Stock-Based Compensation
A) STOCK OPTION PLANS
Sun Life Financial Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options are granted at the closing price of the common shares on the TSX on the trading day preceding the grant date. The options granted under the stock option plans will vest at various times: over a four-year period under the Executive Stock Option Plan with the exception of two special grants with a five-year period; two years after the grant date under the Special 2001 Stock Option Award Plan; and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003 further grants under the Sun Life Financial Inc. Director Stock Option Plan were discontinued
The activities in the stock option plans for the years ended December 31 are as follows:

	2006		2005		2004
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Stock Options	Average	Stock Options	Average	Stock Options	Average
	(Thousands)	Exercise Price	(Thousands)	Exercise Price	(Thousands)	Exercise Price

Balance, January 1	10,049	$ 28.95	12,457	$ 26.90	15,239	$ 27.17
Granted	1,460	49.29	1,339	40.80	173	36.67
Exercised	(2,228)	26.57	(2,999)	26.11	(2,267)	25.69
Forfeited	(143)	37.47	(748)	25.61	(688)	26.97

Balance, December 31	9,138	$ 32.58	10,049	$ 28.95	12,457	$ 26.90

Exercisable, December 31	5,909	$ 28.39	5,750	$ 27.59	6,318	$ 27.36

The aggregate intrinsic value, which is the difference between the market price of a Sun Life Financial Inc. common share and the exercise price of the stock option, for options exercisable as at December 31, 2006 is $124. The aggregate intrinsic value of options exercised in 2006 was $48 ($49 and $26 for 2005 and 2004, respectively). As at December 31, 2006, the number of stock options vested and expected to vest at the end of the relevant vesting period is 8,808 thousand . The aggregate intrinsic value of the options vested and expected to vest is $152, with a weighted average exercise price of $32.07 and a weighted average remaining term to maturity of 6.09 years.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. Stock-Based Compensation (Cont’d)
Compensation cost and the tax benefits recorded as well as the tax benefit realized for stock options are shown in the following table. For the options issued prior to January 1, 2002, and valued using the intrinsic value method, no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant.

	2006	2005	2004

Compensation expense recorded	$13	$9	$11
Income tax benefit on expense recorded	$1	$1	$2
Income tax benefit realized on exercised options	$6	$4	$3
The unrecognized compensation cost, adjusted for an estimate of future forfeitures, for non-vested stock options as at December 31, 2006 was $4. The weighted average recognition period over which this compensation cost is expected to be recognized is 2.88 years.
The stock options outstanding and exercisable as at December 31, 2006, by exercise price, are as follows:

	Options Outstanding			Options Exercisable
		Weighted Average			Weighted Average
	Number of	Remaining	Weighted	Number of	Remaining	Weighted
Range of	Stock Options	Contractual	Average	Stock Options	Contractual	Average
exercise prices	(Thousands)	Life (Years)	Exercise Price	(Thousands)	Life (Years)	Exercise Price

$19.05 to $24.28	2,213	5.27	$ 22.20	1,831	5.09	$ 22.43
$25.28 to $30.91	2,751	5.05	28.45	2,310	4.86	28.57
$31.00 to $33.20	1,433	5.16	32.82	1,396	5.10	32.83
$36.50 to $44.73	1,345	7.98	40.46	370	7.62	39.87
$46.80 to $49.90	1,396	9.15	49.38	2	9.15	49.40

	9,138	6.19	$ 32.58	5,909	5.17	$ 28.39

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2006, was $8.40 ($8.31 and $9.81 for 2005 and 2004, respectively). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the year:

Weighted average assumptions	2006	2005	2004

Risk-free interest rate	4.1%	4.3%	4.5%
Expected volatility	16.0%	20.0%	24.8%
Expected dividend yield	2.2%	2.4%	2.3%
Expected life of the option (in years)	5.6	5.6	7.0
B) EMPLOYEE SHARE OWNERSHIP PLAN
The Company matches employees’ contributions to the Sun Life Financial Employee Stock Plan (Plan) for eligible employees in Canada who may contribute from 1% to 20% of their base earnings to the Plan. The Company matches 50% of the lower of the employee contributions and 5% of the employee’s base earnings to an annual maximum of one thousand five hundred dollars. The Company’s contributions vest immediately and are expensed.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. Stock-Based Compensation (Cont’d)
C) OTHER STOCK-BASED COMPENSATION PLANS
All other stock-based compensation plans use notional units that are valued based on Sun Life Financial Inc.’s common share price on the TSX. Any fluctuation in Sun Life Financial Inc.’s common share price changes the value of the units, which affects the Company’s stock-based compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. The Company uses equity swaps and forwards to hedge its exposure to variations in cash flows due to changes in Sun Life Financial Inc.’s common share price for all of these plans.
Details of these plans are as follows:
Senior Executives’ Deferred Share Unit (DSU) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair market value of the common shares immediately before their conversion.
Restricted Share Unit (RSU) Plan: Under the RSU plan, participants are granted units that are equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the fair market value of an equal number of common shares.
Performance Share Unit (PSU) Plan: Under the PSU plan, participants are granted units that are the equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must hold PSUs for 36 months from the date of grant. PSUs earn dividend equivalents in the form of additional PSUs at the same rate as the dividends on common shares. No PSUs will vest or become payable unless the Company meets its threshold targets with respect to specified performance targets. The plan provides for an enhanced payout if the Company achieves superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of PSUs earned multiplied by the market value of the common shares at the end of the three-year performance period.
Additional information for other stock-based compensation plans: The activities in these plans and the liabilities accrued on the balance sheet are summarized in the following table.

	DSUs	RSUs	PSUs	Total

Number of units (in thousands)
Units outstanding December 31, 2004	542	1,644	273	2,459
Units outstanding December 31, 2005	587	2,080	461	3,128
Units outstanding December 31, 2006	588	2,138	611	3,337

Liability accrued at December 31, 2006	$29	$73	$21	$123
Compensation cost and the tax benefits recorded as well as the tax benefits realized for other stock-based compensation plans are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for DSUs, RSUs and PSUs due to changes in the fair market value of the common shares of Sun Life Financial Inc. and the accruals of the RSU and PSU liabilities over the vesting period, and exclude any reduction in expenses due to the impact of hedging.

	2006	2005	2004

Compensation expense recorded	$50	$46	$30
Income tax benefit on expense recorded	$17	$16	$11

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18. Stock-Based Compensation (Cont’d)
The unrecognized liability and compensation cost for other stock-based compensation plan units outstanding as at December 31, 2006, including an adjustment for expected future forfeitures, as at December 31, 2006 was $37. The weighted average recognition period over which this compensation cost is expected to be recognized is 1.73 years. The unrecognized compensation cost and weighted average recognition period includes only costs related to the RSUs and PSUs since DSUs are vested at the date of grant. The Company paid $27 related to the liabilities of these plans in 2006 ($1 and $5 for 2005 and 2004, respectively).
D) STOCK-BASED COMPENSATION PLANS OF A SUBSIDIARY
A subsidiary of the Company grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. Restricted stock awards were granted in 2006 and 2005 and under the terms of this plan, shares are granted but vesting requirements must be met in order for employees to have full ownership rights to these shares. The restricted stock awards vest over a five-year period. The stock options granted in 2006 and 2005 vest over a four-year period. No stock-based compensation awards were granted in 2004.
The outstanding awards and expenses recorded to operating expenses in the consolidated statements of operations for these awards are summarized as follows:

	2006	2005	2004

Awards outstanding (in thousands)	172	192	140
Expense recorded	$17	$13	$—
Income tax benefit recorded	$6	$5	$—
19. Income Taxes
In the consolidated statements of operations, the income tax expense for the Company’s worldwide operations has the following components:

	2006	2005	2004

Canadian income tax expense (benefit):
Current	$418	$127	$98
Future	(271)	151	95

Total	147	278	193

Foreign income tax expense (benefit):
Current	306	327	(67)
Future	(64)	(74)	137

Total	242	253	70

Total income taxes expense	$389	$531	$263

The after-tax undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. To the extent repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries not currently planned were repatriated, additional taxes that would be payable are estimated to be $105 as at December 31, 2006 ($75 and $63 in 2005 and 2004, respectively).

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. Income Taxes (Cont’d)
The Company’s effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2006		2005		2004
		%		%		%
Total net income	$2,144		$1,876		$1,693
Add: Income taxes expense	389		531		263
Non-controlling interests in net income of subsidiaries	27		23		28

Total net income before income taxes and non-controlling interests in net income of subsidiaries	$2,560		$2,430		$1,984

Taxes at the combined Canadian federal and provincial statutory income tax rate	$896	35.0	$850	35.0	$655	33.0
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(239)	(9.3)	(148)	(6.1)	(230)	(11.6)
Tax (benefit) cost of unrecognized losses	(41)	(1.6)	(35)	(1.5)	(19)	(1.0)
Tax exempt investment income	(179)	(7.0)	(116)	(4.8)	(133)	(6.7)
Changes to statutory income tax rates	(41)	(1.6)	—	—	—	—
Other	(7)	(0.3)	(20)	(0.7)	(10)	(0.5)

Company’s effective worldwide income taxes	$389	15.2	$531	21.9	$263	13.2

In second quarter of 2006, the Canadian federal government and certain provinces reduced corporate income tax rates for years after 2007. The statutory income tax rate will decline gradually to 32% in 2010 as these rate reductions become effective. This reduction requires the Company to review its Canadian future tax liability on an ongoing basis. The re-measure in 2006 impacted both the business attributable to participating policyholders and shareholders. The participating policyholders’ benefited by $36, while the increase to shareholders’ income was limited to $5.
The Company has accumulated tax losses, primarily in the United Kingdom, totalling $1,111 ($893 in 2005). The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $155 ($78 in 2005) in future income taxes. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company’s ability to utilize these losses.
The following are the future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2006		2005
	Assets	Liabilities	Assets	Liabilities
Investments	$61	$272	$198	$395
Actuarial liabilities	123	(7)	18	(14)
Deferred acquisition costs	325	—	301	9
Losses available for carry forward	216	(15)	177	(2)
Other	99	(24)	74	114

	824	226	768	502
Valuation allowance	(77)	—	(101)	—

Total	$747	$226	$667	$502

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. Income Taxes (Cont’d)
Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects in the consolidated statements of operations are as follows:

	2006	2005	2004

Investments	$14	$(107)	$(193)
Actuarial liabilities	(101)	68	126
Deferred acquisition costs	(45)	2	97
Losses (incurred) utilized	(75)	10	220
Other	(128)	104	(18)

Future income tax expense (benefit)	$(335)	$77	$232

20. Commitments, Guarantees and Contingencies
A) LEASE COMMITMENTS
The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases are as follows:

	2007	2008	2009	2010	2011	Thereafter

Future rental payments	$98	$70	$59	$50	$40	$141

B) CONTRACTUAL COMMITMENTS
In the normal course of business, various contractual commitments are outstanding, which are not reflected in the consolidated financial statements. At December 31, 2006, there were outstanding contractual commitments as follows:

	Expires in	Expires in	Expires in
	30 Days	31 to 365 Days	2008 or Later	Total

Contractual commitments	$161	$894	$311	$1,366

The majority of these commitments are to extend credit under commercial and residential mortgage loans and private placements.
C) LETTERS OF CREDIT
The Company issues commercial letters of credit in the normal course of business. At December 31, 2006, letters of credit in the amount of $1,122 are outstanding.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20. Commitments, Guarantees and Contingencies (Cont’d)
D) INDEMNITIES
In the normal course of its business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements and service agreements. These agreements may require the Company to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on the Company’s liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, the Company cannot estimate its potential liability under these indemnities. The Company believes that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, the Company has not made any significant payment under such indemnification provisions.
In certain cases, the Company has recourse against third parties with respect to the aforesaid indemnities, and the Company also maintains insurance policies that may provide coverage against certain of these claims.
E) LEGAL AND REGULATORY PROCEEDINGS
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. federal and state courts (commenced as class actions or individual actions, as ERISA actions, see below, or as derivative actions), relating to the matters that led to the settlements between MFS and U.S. regulators in 2004. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds and, inadequately disclosed MFS’s internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed MFS’s use of fund assets in this manner. The plaintiffs in the lawsuits relating to market timing and related matters generally seek injunctive relief including removal of the named Trustees, adviser and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, monetary damages, punitive damages, attorney’s fees and costs, and other equitable and declaratory relief. The plaintiffs in the lawsuits alleging improper brokerage allocation practices and excessive compensation generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney’s fees and costs. The actions assert that some or all of the defendants violated U.S. federal securities laws, the Employee Retirement Income Security Act of 1974 (ERISA), as well as fiduciary duties and other violations of common law. MFS continues to defend these actions. While it is not possible to predict the resolution of these actions. Sun Life Financial Inc. believes, based on the information currently available to it, that the ultimate resolution of these actions will not have a material adverse effect, individually or in the aggregate, on its consolidated financial position or results of operations.
In addition, Sun Life Financial Inc. and its subsidiaries are engaged in other legal actions which are not expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial position or results of operations of Sun Life Financial Inc.
F) PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with U.K. regulators with respect to these policies, certain pension policies and other matters.
The Company has provisions for future costs and expenses relating to all reviews of past mortgage endowment and pension business sold in the United Kingdom, and these are components of both actuarial liabilities and other liabilities. At December 31, 2006, the combined provision was $39 ($73 in 2005).

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21. Pension Plans and Other Post-Retirement Benefits
The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans.

	Pension		Post-Retirement
	2006	2005	2006	2005
Change in projected benefit obligation:
Projected benefit obligation, January 1	$2,490	$2,190	$338	$293
Service cost	56	56	9	7
Interest cost	124	123	17	17
Actuarial losses (gains)	(25)	341	(27)	39
Benefits paid	(100)	(87)	(9)	(12)
Curtailments, settlements and plan amendments	7	(34)	—	(4)
Effect of changes in currency exchange rates	91	(99)	—	(2)

Projected benefit obligation, December 31(1), (2)	$2,643	$2,490	$328	$338

Accumulated benefit obligation, December 31(3)	$2,387	$2,343

Change in plan assets:
Fair value of plan assets, January 1	$2,264	$2,177	$—	$—
Net actual return on plan assets	242	231	—	—
Employer contributions	17	35	11	12
Benefits paid	(100)	(87)	(11)	(12)
Effect of changes in currency exchange rates	79	(92)	—	—

Fair value of plan assets, December 31(1)	$2,502	$2,264	$—	$—

Net funded status, December 31	$(141)	$(226)	$(328)	$(338)
Unamortized net actuarial loss	474	601	49	80
Unamortized past service cost	14	8	(20)	(22)
Unamortized transition asset	(92)	(108)	(7)	(9)
Contributions (transfers), October 1 to December 31(1)	(1)	(1)	1	1

Accrued benefit asset (liability), December 31(1)	$254	$274	$(305)	$(288)

Balance sheet classification of accrued benefit asset (liability), December 31:
Other assets	$454	$456	$—	$—
Other liabilities	$200	$182	$305	$288

Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$1,539	$1,715

Plan assets	$1,264	$1,364

Weighted average assumptions:

	Pensions		Post-retirement
	To Measure Benefit	To Measure the Net	To Measure Benefit	To Measure the Net
	Obligation	Benefit Costs or	Obligation	Benefit Costs or
	as of the Plans’	income	as of the Plans’	income
	Measurement Date (1)	for the Period	Measurement Date (1)	for the Period

Discount rate	5.2%	5.1%	5.1%	5.1%
Expected long-term rate of return on plan assets	7.5%	7.4%
Rate of compensation increase	3.7%	3.6%

(1)	The measurement date for most of the plans in the United States is September 30. For all other defined benefit plans, the measurement date is December 31. For plans with a September 30 measurement date, contributions from October 1 to December 31 are reflected in the balance sheet for the current year but excluded from the September 30 plan asset balance.

(2)	The date of the most recent actuarial valuation for funding purposes was January 1, 2006. The date of the next required actuarial valuation for funding purposes is January 1, 2007.

(3)	The accumulated benefit obligation is smaller than the projected benefit obligation since it does not recognize projected future compensation increases.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21.	Pension Plans and Other Post-Retirement Benefits (Cont’d)
Discount rate, return on plan assets and rate of compensation increase:
The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country. In determining the discount rate for the Canadian plans, a yield curve for long-term Corporate “AA” bonds is developed from the Government of Canada yield curve by adding an appropriate adjustment to reflect the risk characteristics of high-quality Corporate bonds. This curve is then used to calculate a level discount rate by reference to the spot yields on high-quality, non-callable, zero-coupon Corporate bonds with maturities that match the estimated benefit cash flows for the plan.
In determining the discount rate for the plans in the United States, a benchmark rate is used by referencing various published indexes such as the Merrill Lynch 10+ High Quality Index, 30-year Treasury Bonds, Moody’s Aa, and Moody’s Baa. The discount rate assumption is selected after considering the projected cash flows paid from the Company’s U.S. benefit plans based on plan demographics, plan provisions, and the economic environment as of the measurement date.
The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class and is selected from a range of possible future asset returns.
The rate of compensation increase is a long-term rate based on current expectations of future pay increases.

	Pension			Post-Retirement (1)
	2006	2005	2004	2006	2005	2004

Components of defined benefit cost recognized:
Service cost, curtailments and settlements	$56	$56	$57	$9	$7	$7
Plan amendments	8	—	1	—	(4)	(17)
Interest cost	124	123	121	17	17	17
Actual return on plan assets	(242)	(231)	(201)	—	—	—
Actuarial losses (gains)	(25)	341	84	(27)	39	9

Benefit cost before adjustments to recognize the long-term nature of defined benefit plans	$(79)	$289	$62	$(1)	$59	$16

Adjustments to recognize the long-term nature of defined benefit plans:
Difference between expected and actual return on plan assets for year	$73	$71	$41	$—	$—	$—
Difference between actuarial losses (gains) recognized and actual actuarial losses (gains) on accrued benefit obligation for year	55	(342)	(74)	31	(37)	(7)

Difference between amortization of past service costs for year and actual plan amendments for year	(7)	1	1	(2)	2	16
Amortization of transition obligation (asset)	(17)	(19)	(20)	(2)	(2)	(2)

Total adjustments to defer costs to future periods	$104	$(289)	$(52)	$27	$(37)	$7

Total benefit cost recognized	$25	$—	$10	$26	$22	$23

(1)	The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation in Canada in 2006 was 10%, decreasing by 0.5% each year to an ultimate rate of 5.5% per year. In the United States in 2006, the assumed rate was 9%, decreasing evenly to 5% by 2011, and remaining at that level thereafter. The assumed dental cost trend rate is 4.5% in Canada and 5% in the United States.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21.	Pension Plans and Other Post-Retirement Benefits (Cont’d)
Health care cost calculations are based on trend rate assumptions which may differ from actual results. Changes in trend rate assumptions by 1% in either direction will change the health care cost as follows:

	1%
	Increase	Decrease

Effect on post-retirement benefit obligations	$40	$(35)
Effect on aggregated service and interest costs	$4	$(3)
Composition of fair value of plan assets, December 31:

	2006	2005

Equity investments	51%	50%
Fixed income investments	41%	43%
Real estate investments	3%	2%
Other	5%	5%

Total composition of fair value of plan assets	100%	100%

Target allocation of plan assets, December 31:

	2006	2005

Equity investments	46%	46%
Fixed income investments	45%	45%
Real estate investments	5%	5%
Other	4%	4%

Total	100%	100%

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified tolerance ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the average market returns of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.
Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, and pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors that are eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager, acting independently on behalf of all that manager’s discretionary accounts or pooled funds, which have mandates similar to that of the Company’s defined benefit pension plans.
The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans.

		Post-
	Pension	Retirement	Total

Expected contributions for the next 12 months	$20	$13	$33

Expected future benefit payments
						2012
	2007	2008	2009	2010	2011	-2016

Pension	$85	$88	$93	$97	$100	$613
Post-retirement	12	13	13	14	14	73

Total	$97	$101	$106	$111	$114	$686

The total contribution made by the Company to defined contribution plans was $51 in 2006, $38 in 2005 and $35 in 2004.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22.	Foreign Exchange Gain
The net foreign exchange gain for the dividends received from its self-sustaining foreign operations of $4, equivalent to the proportionate amount of the foreign exchange gain accumulated in the currency translation account, was recognized in net investment income for the year ended December 31, 2006 ($22 in 2005 and nil in 2004, respectively). The foreign exchange gain amount recognized in 2005 also includes amount of $74 recognized as a result of the reduction of its net investment in its United Kingdom self-sustaining foreign operation of 450 U. K. Pounds and the foreign exchange loss from the disposal of Cuprum of $52 as described in Note 3.
23.	Variable Interest Entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $342, which is the carrying amount of these assets.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States
The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Cdn. GAAP). These accounting principles differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). The differing basis of accounting changes the incidence of profit recognition over its lifetime. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.
A) RECONCILIATION OF SELECTED CDN. GAAP FINANCIAL STATEMENT INFORMATION TO U.S. GAAP
i)	Consolidated statements of operations:

	2006		2005		2004
	Cdn.	U.S.	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

REVENUE
Premiums	$14,609	$7,791	$12,940	$7,135	$12,903	$6,883
Net investment income	6,664	6,022	6,079	6,030	5,924	5,693
Net realized gains		337		788		793
Fee income	3,014	3,077	2,899	2,965	2,903	3,098

	24,287	17,227	21,918	16,918	21,730	16,467

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors	13,730	8,860	13,506	8,920	13,114	9,218
Increase in actuarial liabilities	2,525	1,602	872	1,274	1,425	835
Acquisition expense amortization	105	772	138	439	179	473
Other expenses	5,367	4,166	4,972	3,979	5,028	3,838

	21,727	15,400	19,488	14,612	19,746	14,364

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	2,560	1,827	2,430	2,306	1,984	2,103
Income taxes expense	389	243	531	445	263	403
Non-controlling interests in net income of subsidiaries	27	27	23	23	28	35

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES	2,144	1,557	1,876	1,838	1,693	1,665
Cumulative effect of accounting changes, net of taxes (Section D)		4		—		(179)

TOTAL NET INCOME	2,144	1,561	1,876	1,838	1,693	1,486
Less participating policyholders’ net income	7	—	9	—	13	—

SHAREHOLDERS’ NET INCOME	2,137	1,561	1,867	1,838	1,680	1,486
Less preferred shareholder dividends	48	48	24	24	—	—

COMMON SHAREHOLDERS’ NET INCOME	$2,089	$1,513	$1,843	$1,814	$1,680	$1,486

Earnings per share
Basic
Common shareholders’ net income excluding cumulative effect of accounting changes	$3.62	$2.61	$3.14	$3.09	$2.81	$2.78
Cumulative effect of accounting changes		0.01		—		(0.30)

Common shareholders’ net income	$3.62	$2.62	$3.14	$3.09	$2.81	$2.48

Diluted
Common shareholders’ net income excluding cumulative effect of accounting changes	$3.58	$2.58	$3.12	$3.07	$2.79	$2.77
Cumulative effect of accounting changes		0.01		—		(0.30)

Common shareholders’ net income	$3.58	$2.59	$3.12	$3.07	$2.79	$2.47

Weighted average shares outstanding in millions
Basic	577	577	587	587	599	599
Diluted	580	580	590	590	602	602

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
ii)	Comprehensive income:
U.S. GAAP includes the concept of comprehensive income. Comprehensive income is a measure of changes in the equity of the Company during the year. It includes both net income and OCI. OCI includes the movement in the foreign currency translation account, unrealized gains and losses on available-for-sale securities as well as the income tax impact arising there from changes to deferred acquisition costs and other liabilities.

	2006	2005	2004

Total shareholders’ net income based on U.S. GAAP	$1,561	$1,838	$1,486
Other comprehensive income:
Change in unrealized foreign currency translation gains and losses*	176	(308)	(437)
Unrealized gains on available-for-sale securities	(76)	789	721
Reclassification adjustment for (gains) losses included in net income	(20)	(702)	(354)
Changes to deferred acquisition costs and other liabilities	328	19	(535)
Changes in gains on derivatives designated as cash flow hedges	4	12	4
Impact of adopting SFAS 158 (1)
Changes in unamortized net actuarial loss	(352)	—	—
Changes in past service cost	10	—	—
Changes in transition asset	10	—	—
Additional minimum pension liability (2)	187	(90)	(30)
Other	(8)	(11)	—
Income taxes	140	(18)	4

Shareholders’ comprehensive income (loss)	$1,960	$1,529	$859

(1)	Refer to section 24 B and 24 D (iv) for more details.

(2)	The additional minimum pension liability for 2006 includes the impact of adopting FAS 158.

*	Shown as part of consolidated statements of equity under Cdn. GAAP.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
iii)	Consolidated balance sheets:

	2006		2005
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

ASSETS
Bonds	$69,230		$66,154
Bonds – available-for-sale (amortized cost: 2006 – $57,825; 2005 – $57,870)		$60,872		$61,417
Bonds – held-for-trading		6,668		4,377
Mortgages and corporate loans	15,993	20,793	14,561	18,639
Stocks	4,899		3,856
Stocks – available-for-sale (amortized cost: 2006 – $3,025; 2005 – $2,209)		3,879		2,636
Stocks – held-for-trading		1,665		1,350
Real estate, net of accumulated depreciation (accumulated depreciation: 2006 – $409; 2005 – $368)	3,825	2,611	3,241	2,187
Cash and cash equivalents	4,936	4,926	2,740	2,733
Short-term securities (1)	1,303	1,299	2,351	2,349
Policy loans	3,105	3,105	2,989	2,989
Other invested assets	2,908	5,688	2,700	4,732

Invested assets	106,199	111,506	98,592	103,409
Goodwill	5,981	4,664	5,963	4,645
Intangible assets	777	771	801	803
Deferred acquisition costs	185	6,495	271	6,223
Future income taxes (2)	747	240	667	153
Other assets	3,942	7,654	4,572	8,353

Total other assets	11,632	19,824	12,274	20,177
Segregated funds assets (3)		70,559		60,854

Total consolidated assets	$117,831	$201,889	$110,866	$184,440

Segregated funds net assets (3)	$70,789		$60,984

LIABILITIES AND EQUITY
Actuarial liabilities	$79,286	$50,906	$75,777	$48,597
Contract holder deposits		38,666		36,971
Other policy liabilities	1,750	3,289	1,712	3,278
Amounts on deposit	3,599	3,588	3,382	3,375
Deferred net realized gains	4,152		3,859
Senior debentures	3,491	3,491	2,492	2,492
Future income taxes (2)	226	598	502	1,131
Other liabilities	6,608	10,746	6,090	9,048

Total general fund liabilities	99,112	111,284	93,814	104,892
Subordinated debt	1,456	1,456	1,456	1,456
Non-controlling interests in subsidiaries	79	79	50	50
Segregated funds liabilities (3)		70,559		60,854
Equity	17,184	18,511	15,546	17,188

Total consolidated liabilities and equity	$117,831	$201,889	$110,866	$184,440

Segregated funds contract liabilities (3)	$70,789		$60,984

(1)	U.S. GAAP terminology is short-term investments.

(2)	U.S. GAAP terminology is deferred income tax.

(3)	U.S. GAAP terminology is separate accounts.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
iv)	Consolidated statements of equity:

	2006		2005
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

PARTICIPATING POLICYHOLDERS’ CAPITAL ACCOUNT:
Balance, January 1	$94	$	$85	$
Net income attributed to participating policyholders	7		9

Balance, December 31	101		94

SHAREHOLDERS’ EQUITY:
PREFERRED SHARES
Balance, January 1	712	712	—	—
Shares issued, net of issuance costs	538	538	712	712

Balance, December 31	1,250	1,250	712	712

PAID IN CAPITAL
Balance, January 1	7,239	13,148	7,308	13,345
Stock options exercised (2)	61	61	78	78
Common shares purchased for cancellation (1)	(164)	(278)	(164)	(301)
Stock option compensation (3)	18	16	17	17
Subsidiary equity transaction		34		9

Balance, December 31	7,154	12,981	7,239	13,148

RETAINED EARNINGS
Balance, January 1	9,001	3,897	8,119	2,907
Net income for the period attributed to shareholders	2,137	1,561	1,867	1,838
Dividends on common shares	(663)	(663)	(581)	(581)
Dividends on preferred shares	(48)	(48)	(24)	(24)
Common shares purchased for cancellation	(411)	(297)	(380)	(243)

Balance, December 31	10,016	4,450	9,001	3,897

CURRENCY TRANSLATION ACCOUNT
Balance, January 1	(1,500)	(1,578)	(1,097)	(1,270)
Net adjustment for foreign exchange gain	(4)		(22)	—
Changes for the period	167	176	(381)	(308)

Balance, December 31	(1,337)	(1,402)	(1,500)	(1,578)

ACCUMULATED UNREALIZED GAINS AND LOSSES
Unrealized gains on available-for-sale securities		2,744		2,696
Unamortized net actuarial loss		(240)		—
Unamortized past service cost		7		—
Unamortized transition asset		7		—
Gains on derivatives designated as cash flow hedges		3		6
Deferred acquisition costs and other liabilities		(1,289)		(1,557)
Additional minimum pension liability		—		(136)

Balance, December 31		1,232		1,009

TOTAL EQUITY	$17,184	$18,511	$15,546	$17,188

(1)	Shown as share capital under Cdn. GAAP.

(2)	Shown as share capital and contributed surplus under Cdn. GAAP.

(3)	Shown as contributed surplus under Cdn. GAAP.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
v)	Effect of differences between Cdn. GAAP and U.S. GAAP net income:
For the differences between Cdn. GAAP and U.S. GAAP net income listed below, please refer to the following section for a description of the differences in accounting policies.

	2006	2005	2004

Total net income in accordance with Cdn. GAAP	$2,144	$1,876	$1,693

Adjustments related to:
Investments
Bonds	(217)	208	266
Stocks and segregated fund units	75	265	229
Derivative instruments	(65)	493	117
Real estate	(95)	(54)	5

Total investments	(302)	912	617

Deferred acquisition costs
Deferred acquisition costs — Deferred	897	720	909
Deferred acquisition costs — Amortization and interest	(665)	(301)	(290)

Total deferred acquisition costs	232	419	619

Actuarial liabilities and other policyholder revenues and expenses
Premium and fees revenue	(6,466)	(5,448)	(5,528)
Payments to policyholders, beneficiaries and depositors	4,870	4,586	3,896
Actuarial liabilities	923	(402)	590

Total actuarial liabilities and other policyholder revenues and expenses	(673)	(1,264)	(1,042)

Other	10	(191)	(82)
Income tax effect of above adjustments	146	86	(140)
Change in accounting policy	4	—	(179)

Total net income in accordance with U.S. GAAP	$1,561	$1,838	$1,486

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
B) SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY
The Cdn. GAAP accounting and actuarial policies are discussed in Notes 1 and 10, respectively.

	Cdn. GAAP	U.S. GAAP
Bonds	Bonds are carried at amortized cost. Realized gains and losses are deferred and amortized to income using the constant yield method over the remaining period to maturity.	Bonds are carried at market value. The bonds are classified as available for sale or trading. Unrealized gains and losses are included in other comprehensive income if classified as available for sale, and included in net income if classified as trading. Realized gains and losses are included in net income immediately. Certain instruments, included with bonds under Canadian GAAP, are reclassified to mortgages and corporate loans under U.S. GAAP, as they do not meet the definition of a security.
Stocks	Stocks are originally recorded at cost. The carrying value is adjusted towards the fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the value of the entire stock portfolio.	Stocks are carried at market value. The stocks are classified as available for sale or trading. Unrealized gains and losses are included in other comprehensive income if classified as available for sale, and included in net income if classified as trading. Other than temporary declines in the value of stock result in a write-down charged to income.
Real estate	Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards the fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the value of the entire real estate portfolio.	Real estate held for investment is carried at depreciated cost. Realized gains and losses on sales are reflected in income immediately. Other than temporary declines in value of specific properties result in a write-down charged to income.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

	Cdn. GAAP	U.S. GAAP
Derivatives	Most of the Company’s derivatives are accounted for as either fixed term portfolio investments or equity portfolio investments. Fixed term portfolio investment accounting reports investments at amortized cost. Equity portfolio investments are carried at a value calculated using a moving average market method. Realized gains and losses on the derivatives are deferred and amortized into net investment income.

Certain derivative instruments are used for risk management purposes and either accounted for using hedge accounting or fair value accounting. Under hedge accounting, the accounting for the derivative follows the underlying asset or liability that is being hedged. Under fair value accounting, the derivative instrument is recorded at fair value on the balance sheet with increases or decreases recorded to net investment income. Foreign exchange exposure of an anticipated purchase transaction may qualify for hedge accounting.	Derivative instruments are carried at their fair values. Changes in fair values of derivatives that are not hedges are recorded in income as they arise. For fair value hedges, the gain or loss on the derivative as well as the adjustment to the carrying value of the hedged item are recognized in income. For cash flow hedges, the effective portion of the changes in the fair value of the derivatives is recorded in other comprehensive income and the ineffective portion is recognized in income.

Embedded derivatives are separately accounted for as stand- alone derivatives and carried at fair values with the changes in fair value recorded in income when they are not clearly and closely related to their host instruments. Foreign exchange exposure of an anticipated purchase transaction would not qualify for hedge accounting.
Deferred acquisition costs	Costs of acquiring new insurance and annuity business, primarily commissions; underwriting; issue expenses and agency expenses are implicitly recognized in actuarial liabilities for most of the policies.	Acquisition costs are deferred and recorded as an asset. Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, as well as participating policies in the United Kingdom, amortization is based on a constant percentage of premium. In cases where amortization is based on gross profit or margin, and available-for-sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

	Cdn. GAAP	U.S. GAAP
Actuarial liabilities and contract holder deposits	Actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.	The actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non-participating products include term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.
Deferred net realized gains	Realized gains and losses on sales of invested assets are deferred and amortized.	Realized gains and losses are recognized in income immediately.
Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits	Premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income. Interest accrued on contracts is shown as an increase in actuarial liabilities. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities.	Amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in fee income when earned. Interest accrued on contracts is included in interest on claims and deposits. Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet. Other payments in excess of the account value, such as death claims, are reflected as an expense.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

	Cdn. GAAP	U.S. GAAP
Minimum pension liability	There is no requirement to record the additional minimum pension liability.	For a defined benefit pension plan, an additional minimum pension liability is required to be recognized if an unfunded Accumulated Benefit Obligation (ABO) exists and (i) an accrued benefit asset is recorded, or (ii) an accrued benefit liability is recorded for an amount less than the unfunded ABO. The additional minimum liability is calculated by reference to the excess of the ABO, which is smaller than the Projected Benefit Obligation (PBO) since it does not recognize projected future compensation increases, over the fair value of plan assets. If an additional minimum liability is required to be recognized for a defined benefit pension plan, an intangible asset is recorded up to the amount of any unamortized past service cost, and/or unamortized transitional obligation with any remaining excess recorded as part of other comprehensive income. The additional minimum liability is recorded as an accrued benefit liability. In 2006, the Financial Accounting Standards Board (FASB) issued FASB statement No.158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans. This new standard eliminates the requirement to record the additional minimum liability effective for the 2006 consolidated financial statements. More details on the implications of adopting this new standard are provided in Note 24 D (iv).
Cumulative translation adjustment	A proportionate amount of the exchange gain or loss accumulated in the separate component of shareholders’ equity is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.	A proportionate amount of exchange gains or losses accumulated in the separate component of shareholders’ equity is reflected in net income only when there is a reduction in the Company’s net investment in the foreign operation resulting from the sale of all or part of the foreign operation.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

	Cdn. GAAP	U.S. GAAP
Guarantees	Disclosure is required for all significant guarantees provided by the Company.	In addition to the disclosure requirements, for all guarantees issued or modified after December 31, 2002, recognition of a liability is required at the fair value of the obligation assumed.
Future income tax asset and liability(1)	Future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using income tax rates of enacted or substantially enacted tax law.	Future income tax liabilities and assets are recorded based on income tax rates of currently enacted tax law. Differences in the provisions for income taxes arise from differing accounting policies for assets and liabilities, and differences in the recognition of tax rate changes are disclosed in part C (vii) of this note.
Segregated funds(2)	Assets and liabilities of segregated funds are shown separately from general assets and liabilities of the Company. The Company’s investment in segregated funds is included in other invested assets.	Assets and liabilities are called separate accounts and are required to be included within the financial statements of the Company. Any excess of the separate account assets over separate account liabilities primarily represents the Company’s investment in segregated funds.

The Company’s investment in separate accounts is included in other invested assets, consistent with Cdn. GAAP.

(1)	U.S. GAAP terminology is deferred income tax.

(2)	U.S. GAAP terminology is separate accounts.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
C) ADDITIONAL INFORMATION REQUIRED TO BE REPORTED UNDER U.S. GAAP
i)	Realized gains (losses) from sales and redemptions of available-for-sale securities included in net realized gains:

	2006	2005	2004

Bonds:
Gross realized gains	$383	$618	$698
Gross realized losses	$(256)	$(122)	$(216)

Stocks:
Gross realized gains	$193	$217	$233
Gross realized losses	$(78)	$(65)	$(51)
ii)	Change in net unrealized gains (losses) included in net investment income for securities classified as trading:

	2006	2005	2004

Bonds	$(80)	$12	$41
Stocks	$301	$348	$201
iii)	Real estate: The depreciation expense included in the U.S. GAAP other expenses are as follows:

	2006	2005	2004

Depreciation expense	$56	$56	$59
iv) Derivatives: When the Company enters into a derivative contract, management decides if the derivative should be designated as a hedge of an identified risk exposure and documented in order to obtain hedge accounting following the requirements of Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. With the exceptions noted below, hedge accounting is not pursued under SFAS 133 for most derivative instruments, and the derivatives are recorded on the balance sheet at their fair values with changes in their fair values reported in net investment income. As at December 31, 2005, the Company had equity forwards designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans expected to occur in 2007, 2008 and 2009. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and was recorded in net investment income in 2004, 2005 and 2006. A portion of the amount included in OCI, related to these forwards, is reclassified to income as the liability is accrued for the stock-based compensation awards over the three-year vesting period. In 2004, the Company had designated certain interest rate swaps as cash flow hedges of the interest rate risk relating to a floating rate loan. These swaps expired in 2005.
Additional information pertaining to these cash flow hedges is as follows:

	2006	2005	2004

Change in fair value	$1	$8	$3
Amount reclassified from OCI to income during the reporting period	$4	$4	$1
Amount expected to be reclassified to income during the next 12 months	$6	$3	$1
Component of loss excluded from hedge effectiveness assessment	$1	$2	$2
The above numbers are all net of income taxes. There was no ineffectiveness from these hedges reported to net income in 2004, 2005 and 2006.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
In 2004, 2005 and 2006, the Company designated certain cross currency interest rate swaps and forwards as hedges of the currency exposure of net investments in foreign operations. The gain (loss) on these derivatives of $60 is included in the foreign currency translation account movement for 2006 ($46 in 2005 and $85 in 2004) in the statements of comprehensive income. In 2005 and 2006, the Company designated certain cross currency interest rate swaps as fair value hedges of the foreign currency exposure on foreign currency bonds. There was no ineffectiveness recorded to net income for any of these hedges.
v) Unrealized loss positions for which an other than temporary impairment has not been recognized
The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual available-for-sale securities have been in a continuous unrealized loss position, at December 31, 2006.

	Less than 12 months		12 months or more		Total
		Unrealized		Unrealized		Unrealized
Description of securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Debt securities	$9,576	$(122)	$11,517	$(398)	$21,093	$(520)
Common stock	41	(1)	12	(2)	53	(3)

Total temporarily impaired securities	$9,617	$(123)	$11,529	$(400)	$21,146	$(523)

Available-for-sale debt securities have generally been identified as temporarily impaired if their amortized cost as at December 31, 2006, was greater than their fair value, resulting in an unrealized loss. Unrealized gains and losses in respect of investments designated as trading have been included in net income and have been excluded from the above table.
Unrealized losses are largely due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s asset/liability management practices, and based on a review of these investment holdings, it is believed that the contractual terms of these debt securities will be met and/or the Company can hold these investments until recovery in value.
A total of 3,280 debt securities were in an unrealized loss position at December 31, 2006, of which 1,293 were in a continuous loss position for less than 12 months and 1,987 positions for 12 months or more. Of the 1,293 debt securities, unrealized losses less than 12 months included 985 positions with an aggregate fair value of $3,920 (1,212 positions with an aggregate fair value of $2,688 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 22 common stock positions were in a loss position at December 31, 2006 of which 18 were in a continuous loss position for less than 12 months and 4 positions for 12 months or more. Of the 18 common stock positions, unrealized losses less than 12 months included 14 positions with an aggregate fair value of $28 (3 positions with an aggregate fair value of nil for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding.
vi) Stock-based compensation: The intrinsic value method of accounting was used to account for stock options that were granted in 2001 under Cdn. GAAP and U.S. GAAP. In 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2002, on a prospective basis. If the fair value method had been used for options granted prior to 2002, net income for 2004 would have been reduced by $2 with no impact on basic or diluted earnings per share. Income for 2005 and 2006 would not have been impacted.

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
vii) Future income tax asset and liability (1): Differences between Cdn. GAAP and U.S. GAAP that arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes are as follows:

	2006
	Future Income Tax Asset	(1)	Future Income Tax Liability	(1)
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

Investments	$61	$(52)	$272	$1,550
Actuarial liabilities	123	1,343	(7)	(1,639)
Deferred acquisition costs	325	(933)	—	635
Losses available for carry forward	216	16	(15)	(215)
Other	99	(130)	(24)	202

Future tax asset/liability before valuation allowance	824	244	226	533
Valuation allowance	(77)	(4)	—	65

Total	$747	$240	$226	$598

	2005
	Future Income Tax Asset	(1)	Future Income Tax Liability	(1)
	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

Investments	$198	$(208)	$395	$1,852
Actuarial liabilities	18	978	(14)	(2,159)
Deferred acquisition costs	301	(506)	9	1,081
Losses available for carry forward	177	14	(2)	(166)
Other	74	(119)	114	478

Future tax asset/liability before valuation allowance	768	159	502	1,086
Valuation allowance	(101)	(6)	—	45

Total	$667	$153	$502	$1,131

(1)	U.S. GAAP terminology is deferred income tax.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
viii) Acquisition: The Company acquired all of the outstanding common shares of CMG Asia effective October 18, 2005, as described in Note 3. The following amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP are different due to the different accounting policies used for the two standards.

	CMG Asia
	Cdn. GAAP		U.S. GAAP

Invested assets acquired	$1,548		$1,548
Other assets acquired(1)	122		422
Segregated funds assets acquired	—		532

	1,670		2,502

Actuarial liabilities and other policy liabilities acquired	1,453		1,344
Amounts on deposit acquired	159		159
Other liabilities acquired	40		38
Segregated funds liabilities acquired	—		532

	1,652		2,073

Net balance sheet assets acquired	$18		$429

Considerations given:
Cash cost of acquisition	$554	(2), (3)	$532	(3)
Transaction and other related costs	9		9

	$563		$541

Goodwill on acquisition	$545	(3)	$112	(3)

(1)	Other assets acquired included value of business acquired of $287 under U.S. GAAP.

(2)	Includes the cost to hedge the foreign exchange exposure of the purchase price.

(3)	Includes $19 for the impact of change in value of the receivable from CBA.
The following supplemental unaudited pro forma information has been prepared to give effect to the acquisition of CMG Asia, as if the transaction had been completed at the beginning of 2003. This information is calculated by combining the results of operations of the Company for 2005 and 2004 with that of CMG Asia prior to the acquisition date. The pro forma information is not intended to reflect what would have actually resulted had the transaction been completed at the beginning of 2004 or what may be obtained in the future. Where applicable the impact of synergy savings and integration costs arising from the acquisition have been reflected.
Supplemental unaudited pro forma condensed information:

	2005	2004

Revenue	$17,136	$16,809

Total common shareholders’ net income before realized gains	$1,034	$709
Net realized gains	791	810

Common shareholders’ net income	$1,825	$1,519

Weighted average number of shares outstanding (in millions)	587	599
Basic earnings per share	$3.11	$2.54

Shareholders’ net income on a diluted basis	$1,820	$1,517
Weighted average number of shares outstanding on a diluted basis (in millions)	590	602
Diluted earnings per share	$3.08	$2.52

www.sunlife.com Annual Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
ix) Earnings per share:
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2006		2005		2004
	Cdn.	U.S.	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Common shareholders’ net income excluding cumulative effect of accounting changes	$2,089	$1,509	$1,843	$1,814	$1,680	$1,665
Cumulative effect of accounting changes, net of income taxes		4		—		(179)

Common shareholders’ net income	$2,089	$1,513	$1,843	$1,814	$1,680	$1,486
Less: Effect of stock options of subsidiaries	11	11	5	5	2	2

Common shareholders’ net income on a diluted basis	$2,078	$1,502	$1,838	$1,809	$1,678	$1,484

Weighted average number of shares outstanding (in millions)	577	577	587	587	599	599
Add: Adjustments relating to the dilutive impact of stock options	3	3	3	3	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	580	580	590	590	602	602

x) Statements of cash flows: Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

	2006	2005	2004

Deposits and withdrawals reclassified to financing activities:
Deposits to policyholders’ accounts	$6,417	$6,401	$5,656

Withdrawals from policyholders’ accounts	$6,510	$6,021	$5,986

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
xi) Guarantees: No material guarantees were identified that required recognition in these consolidated financial statements.
xii) Liabilities for contract guarantees: The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.
For policies with a guaranteed minimum death benefit, the net amount at risk represents the excess of the value of the guaranteed minimum death benefit over the account value. This is a hypothetical amount that would only have been payable on December 31, 2006, had all of the policyholders died on that date. For policies with a guaranteed minimum income benefit, the net amount at risk represents the excess of the cost of an annuity to meet the minimum income guarantee over the account value. For the most part, these guarantees may not yet be exercised and there are limitations on when these guarantees may be exercised.
The table below represents information regarding the Company’s variable annuity and unit-linked pension contracts with guarantees at December 31, 2006:

			Weighted Average Attained
Benefit type	Account Balance	Net Amount at Risk	Age of Contract Holders

Minimum death	$36,371	$2,667	61
Minimum income	$3,001	$933	51
Minimum accumulation or withdrawal	$4,257	$—	58
The following summarizes the additional reserve for the minimum guaranteed death benefit and income benefit at December 31, 2006:

	Minimum	Guaranteed
	Guaranteed Death	Minimum Income
	Benefit	Benefit	Total

Balance at January 1, 2005	$37	$193	$230
Benefit ratio and assumption changes	19	—	19
Incurred guaranteed benefits	43	1	44
Paid guaranteed benefits	(43)	(22)	(65)
Interest	2	51	53
Effect of changes in currency exchange rates	10	(29)	(19)

Balance at December 31, 2005	68	194	262
Benefit ratio and assumption changes	(7)	1	(6)
Incurred guaranteed benefits	69	1	70
Paid guaranteed benefits	(69)	(33)	(102)
Interest	4	(26)	(22)
Effect of changes in currency exchange rates	—	20	20

Balance at December 31, 2006	$65	$157	$222

The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The benefit ratio may be in excess of 100%. For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance. For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.
Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
annuitant’s attained age. The liability for guarantees will be re-evaluated periodically, and adjustments will be made to the liability balance through a charge or credit to policy owner benefits.
Guaranteed minimum accumulation benefits and withdrawal benefits are considered to be derivatives under SFAS 133, and are recognized at fair value through earnings. The guaranteed minimum accumulation and withdrawal benefits were liabilities of $190 and $165 as at January 1, 2006 and December 31, 2006, respectively.
D) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS ADOPTED BY THE COMPANY IN 2006
i) FASB Statement No. 123R — Share-Based Payment (SFAS 123R): On December 16, 2004, the FASB issued SFAS 123R which replaces FASB Statement No.123 (SFAS 123), Accounting for Stock-Based Compensation, and eliminates the ability to account for share-based payment transactions using APB Opinion No.25, Accounting for Stock Issued to Employees. The Company adopted SFAS 123R effective January 1, 2006. SFAS 123R covers the accounting requirements for a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS 123R requires that compensation cost for employee stock-based compensation be measured based on the grant-date fair value and recognized in the financial statements over the vesting period (fair value method). Costs related to liability instruments are to be based on its current fair value and remeasured at each reporting date.
The Company had adopted the fair value method of SFAS 123 for stock-based payments in 2002. The fair value method under SFAS 123R is different from the fair value method in SFAS 123. Under SFAS 123, the Company had been accounting for compensation costs assuming all outstanding awards would vest, and recorded a reduction in compensation costs when awards were forfeited. SFAS 123R requires that entities estimate forfeitures in determining the compensation cost to record over the vesting period. SFAS 123 required that awards classified as liabilities be measured at their intrinsic value, while SFAS 123R requires that liability instruments be measured at their fair value.
The Company recorded an increase in income as a cumulative change in accounting principle as at January 1, 2006, of $4 (net of taxes of $2) as a result of the adoption of SFAS 123R. Basic and diluted earnings per share were both increased by $0.01 as a result of this change in accounting policy. Income was further increased by an immaterial amount in 2006 as a result of applying the changes to the fair value method required in SFAS 123R.
ii) FASB Statement No. 153 — Exchanges of Non-monetary Assets (SFAS 153): In December 2004, the FASB issued SFAS No. 153, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement was effective for the Company for non-monetary asset exchanges occurring in 2006 and did not have a material impact on the consolidated financial statements.
iii) FASB Statement No. 154 — Accounting Changes and Error Corrections (SFAS 154): The FASB issued SFAS 154, which applies to all voluntary accounting principle changes as well as the accounting for and reporting of such changes. SFAS 154 was effective for accounting changes and corrections of errors made in 2006. SFAS 154 requires that voluntary changes in accounting principles be retrospectively applied to financial statements from previous periods unless such application is impracticable, or if the accounting pronouncement to be adopted has specific transitional requirements different than those of SFAS 154.
iv) FASB Statement No. 158 — Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158): In September 2006, the FASB issued SFAS 158. This statement amends SFAS 87, Employers’ Accounting for Pensions, and SFAS 106, Employers’ Accounting for Post-Retirement Benefits Other than Pensions, to require recognition of the over funded or under funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in OCI, net of tax effects, until they are amortized as a component of net periodic cost. The requirement date, the date at which the benefit obligation and plan assets are measured is required to be the Company’s fiscal year end. SFAS 158 is effective for the fiscal year ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company adopted the balance sheet recognition provisions of SFAS 158 at December 31, 2006, and will adopt the requirements for the year-end measurement date in 2008. The adoption of SFAS 158 does not permit retroactive application. The adoption of SFAS 158 reduced the Company’s 2006 total equity by $112 and the net periodic benefit cost to be recognized in 2007 will be $7. Since the measurement date change will be adopted in 2008 by the Company, the impact on its consolidated financial statements is not yet determinable.

Sun Life Financial Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
The table below reflects the incremental effect of applying SFAS 158 on individual line items in the consolidated balance sheets as at December 31, 2006.

	Before Application		After Application
	of SFAS 158	Adjustment	of SFAS 158

Intangible assets	$785	$(14)	$771
Other assets	$7,871	$(217)	$7,654
Other liabilities	$10,811	$(65)	$10,746
Future income tax asset (liability)	$(412)	$54	$(358)
Equity	$18,623	$(112)	$18,511
v) Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 107 (SAB 107): The SAB is consistent with and does not alter any of the conclusions or requirements of SFAS 123R. SAB 107 provides practical guidance regarding certain matters important to selecting and applying models for determining fair value of awards under SFAS 123R. This SAB did not have a material impact on the consolidated financial statements in 2006.
vi) SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB 108): In September 2006, the SEC issued SAB 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material and therefore must be quantified. SAB 108 was effective for the Company in 2006 and did not have any impact on the consolidated financial statements.
E) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS NOT YET ADOPTED BY THE COMPANY
i) FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155): In February 2006, the FASB issued SFAS 155, an amendment of SFAS 133, and FASB 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 155 provides the framework for fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives. SFAS 155 further amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The guidance of SFAS 155 also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133 and that concentrations of credit risk in the form of subordination are not embedded derivatives. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will apply the requirements of this standard in 2007 but does not expect this statement to have a material impact on its consolidated financial statements.
ii) FASB Statement No. 156, Accounting for Servicing of Financial Assets (SFAS 156): In March 2006, the FASB issued SFAS 156, an amendment of SFAS 140. SFAS 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Company will apply the requirements of this standard in 2007 but does not expect this statement to have a material impact on its consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)
iii) FASB Statement No. 157, Fair Value Measurements (SFAS 157): In September 2006, the FASB issued SFAS 157. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company has not yet determined the impact, if any; the implementation of SFAS 157 may have on its consolidated financial statements.
iv) FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48): In July 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company is currently assessing the impact of adopting this FIN on its consolidated financial statements.
v) American Institute of Certified Public Accountants’ (AICPA) Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1): In September 2005, the AICPA issued SOP 05-1. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company does not expect the adoption of this new SOP to have a material impact on its consolidated financial statements.
25.Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

Sun Life Financial Inc.

APPOINTED ACTUARY’S REPORT
Appointed Actuary’s Report
THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.
I have valued the policy liabilities of Sun Life Financial Inc. and its subsidiaries for its consolidated balance sheets at December 31, 2006 and 2005 and their change in the consolidated statements of operations for the years then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Robert W. Wilson
Fellow, Canadian Institute of Actuaries
Toronto, Canada
February 8, 2007

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REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Report of Independent Registered Chartered Accountants
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUN LIFE FINANCIAL INC.
We have audited the accompanying consolidated balance sheets of Sun Life Financial Inc. and subsidiaries (the “Company”) and the separate consolidated statements of segregated funds net assets as of December 31, 2006 and 2005, and the related consolidated statements of operations, equity, cash flows and changes in segregated funds net assets for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the years ended December 31, 2005 and 2004, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries and their segregated funds as of December 31, 2006 and 2005, and the results of their operations, their cash flows and the changes in their segregated funds net assets for each of the three years in the period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Toronto, Canada
February 8, 2007

Sun Life Financial Inc.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Report of Independent Registered Chartered Accountants
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUN LIFE FINANCIAL INC.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Sun Life Financial Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 8, 2007 expressed an unqualified opinion on those financial statements.
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Toronto, Canada
February 8, 2007

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